THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

When considering what action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services Act 1986 immediately.

If you have sold or otherwise transferred all of your National Grid Shares, please pass this document, together with the accompanying Form of Proxy, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.


                           The National Grid Group plc
                             Proposed Acquisition of
                           New England Electric System
                                       and
                     Notice of Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of National Grid which is set out on pages 3 to 10 of this document and which recommends you to vote in favour of the resolution to be proposed at the Extraordinary General Meeting referred to below.

Your attention is specifically drawn to, and all statements relating to National Grid's, NEES' and/or EUA's business and their financial position and prospects should be viewed in the light of, the year 2000 compliance issues which are set out in paragraph 10 of the Chairman's letter and in Part II of this document.

Notice convening an Extraordinary General Meeting of National Grid to be held at
10.00 a.m. on 22 April, 1999 at the International Convention Centre, Broad Street, Birmingham B1 2EA is set out at the end of this document. The accompanying Form of Proxy should be completed and returned as soon as possible and, in any event, so as to reach Lloyds TSB Registrars, The Causeway, Worthing BN99 6AD by no later than 10.00 a.m. on 20 April, 1999. Completion and return of a Form of Proxy will not preclude a member from attending and voting at the Extraordinary General Meeting. Attending members should bring their admission card with them. A map showing the location of the International Convention Centre, Broad Street, Birmingham B1 2EA is set out on the accompanying admission card. A shuttle bus will be provided for shareholders arriving at Birmingham New Street railway station. Limited free car parking will be available on a "first come first served" basis in the North Car Park shown on the enclosed map. N M Rothschild & Sons Limited and Kleinwort Benson Limited, which are each regulated in the UK by The Securities and Futures Authority Limited, are acting exclusively for National Grid and no one else in connection with the Acquisition and will not be responsible to anyone other than National Grid for providing the protections afforded to their customers or for giving advice in relation to the Acquisition.

                                    CONTENTS

PART I:  Letter from the Chairman
         1.  Introduction                                                      3
         2.  Background to and reasons for the Acquisition                     4
         3.  Benefits of the Acquisition                                       6
         4.  Board, management and employees                                   6
         5.  Financing the Acquisition                                         6
         6.  Financial effects of the Acquisition                              6
         7.  Structure of the Acquisition                                      7
         8.  Recent developments                                               8

         9.  National Grid Group prospects                                     9
         10. Year 2000                                                        10
         11. Extraordinary General Meeting                                    10
         12. Action to be taken                                               10
         13. Further information                                              10
         14. Recommendation                                                   10
PART II:     YEAR 2000
PART III:    INFORMATION RELATING TO NEES
PART IV:     STATEMENTS OF INDEBTEDNESS AND WORKING CAPITAL
PART V:      SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE MERGER
               AGREEMENT
PART VI:     ADDITIONAL INFORMATION
DEFINITIONS
Notice of Extraordinary General Meeting
How to fill in the Form of Proxy


                                OUTLINE TIMETABLE

Latest time and date for receipt of Forms of Proxy
  for the Extraordinary General Meeting     10.00 a.m. on 20 April, 1999
Extraordinary General Meeting     10.00 a.m. on 22 April, 1999
Completion of the Acquisition By early 2000, depending on timing of various regulatory approvals/consents The shareholder meeting of NEES is to be held on 3 May, 1999.

                                     PART I
                           The National Grid Group plc
     (Incorporated and registered in England and Wales with number 2367004)

Directors:     Registered office:

David Jefferies CBE, FEng* (Chairman)     National Grid House

James Ross* (Deputy Chairman)     Kirby Corner Road

David Jones (Group Chief Executive)     Coventry

Stephen Box (Finance Director)     CV4 8JY

Wob Gerretsen (Business Development Director)

Dr. Roger Urwin (Managing Director, Transmission)

Bob Faircloth* (Director)

John Grant* (Director)

Richard Reynolds* (Director)

Malcolm Williamson* (Director)

*Non-executive

                                                                  31 March, 1999

To National Grid Shareholders and, for information only, to participants in the Share Option Schemes. Dear Shareholder,

                       AGREED $3.2 BILLION ACQUISITION OF
                      NEW ENGLAND ELECTRIC SYSTEM ("NEES")

1.   Introduction

On 14 December, 1998, National Grid and NEES announced that they had signed a Merger Agreement setting out the terms under which National Grid will acquire NEES, an electricity transmission and distribution business operating in Massachusetts, Rhode Island and New Hampshire in the Northeast US.

Under the terms of the Merger Agreement, NEES Shareholders will receive a cash payment of $53.75 for each NEES Share held at Completion plus an additional amount per share if Completion does not take place within six months of NEES Shareholders' approval of the Acquisition, subject to a maximum additional amount of $0.60 per NEES Share. The terms value the equity of NEES at approximately $3.2 billion (approximately (pound) 2.0 billion) which, together with consolidated net debt, as at 31 December, 1998, of approximately $0.8 billion (approximately (pound) 0.5 billion) gives an enterprise value of NEES of approximately $4.0 billion (approximately (pound) 2.5 billion).

The Acquisition is subject to a number of conditions, including regulatory and other consents and approvals in the US and the approval of the shareholders of both National Grid and NEES. The Acquisition is expected to be completed by early 2000. Upon Completion, NEES will become a wholly-owned subsidiary of National Grid. A summary of the principal terms and conditions of the Merger Agreement is set out in Part V of this document.

The purpose of this document is to provide you with details of the Acquisition, to explain why the Board considers that it is in the best interests of National Grid and its shareholders as a whole and to recommend that you vote in favour of the Resolution to be proposed at the Extraordinary General Meeting, the sole purpose of which is to consider the Acquisition.

2.   Background to and reasons for the Acquisition

National Grid's strategy is to build shareholder value by developing earnings from outside the UK transmission business through exploitation of its core skills in the development and management of infrastructure assets and systems.

The Acquisition is a major step in achieving National Grid's strategy and the Directors believe that NEES:

     represents a significant investment in an efficient, focused transmission and distribution business with a strong operational track record, which will benefit from National Grid's core skills;

     provides an attractive point of entry into the US for National Grid, given that New England has a favourable economic climate and a more advanced state of regulatory evolution compared with many other regions in the US;

     brings   National  Grid  a   high-quality   management   team  with  proven
     distribution   expertise  and  a  shared  view  of  the  industry's  future development in the Northeast US; and

     provides an excellent regional platform for growth in transmission and distribution.

The US market

In the US, the electricity industry is being restructured with the introduction of competitive energy markets and the development of new regulatory frameworks. Whilst the pace of this restructuring varies from region to region, National Grid considers that the US electricity industry offers attractive investment opportunities given:

     changing regulatory frameworks are resulting in the separation of generation from transmission and distribution assets, increasing focus on efficient delivery of services, the introduction of customer choice and progress towards performance-based regulation; and

     the high degree of fragmentation within the industry, which offers opportunities for strategic growth through accessible investments.

NEES' regulatory environment

NEES operates in the Northeast US where changes to the regulatory environment are well advanced. The two principal states in which NEES operates, Massachusetts and Rhode Island, have enacted legislation which permits performance-based regulation. The Directors believe that changes to the regulatory environment will continue, allowing both customers and shareholders to benefit from increasing efficiency.

NEES' existing regulatory settlements, negotiated over the period 1996 to 1998 with the federal and individual state regulators, provided rate reductions for customers while:

     allowing recovery of the stranded costs associated with its generating business not recovered through the sale of substantially all of that business (as more fully discussed in Note C to NEES' 1998 Annual Report set out in Part III of this document); and

     offering stable rate settlements for a transitional period as well as incentives to improve performance for customers and increased returns for shareholders.

NEES' management

NEES has a high-quality management team which:

     has delivered strong operational performance within its transmission and distribution businesses. NEES is one of the most efficient transmission and distribution service providers among the Northeast US utilities;

     has been proactive in changing the regulatory landscape. This has included the negotiation of settlements with individual state regulatory authorities which involved the disposal of substantially all of NEES' generating business (the sale of which was completed in September 1998 for $1.59 billion), and the recovery of related stranded costs; and

     is committed to developing the business within the region around NEES' core skills in transmission and distribution.

NEES' business

NEES is one of the leading electric utilities in the Northeast US. Following the sale of substantially all of its generating business in September 1998, NEES is primarily an electricity transmission and distribution business serving retail customers in the states of Massachusetts, Rhode Island and New Hampshire.

NEES' system consists of approximately 2,700 route miles of transmission lines and approximately 28,000 route miles of distribution networks. NEES serves approximately 1.3 million customers through its retail electric companies. NEES has also been developing a number of small, unregulated businesses.

NEES has minority (20 per cent. or less) non-operating interests in three nuclear power plants in New Hampshire, Connecticut and Vermont. It also has minority interests (30 per cent. or less) in three other nuclear plants in Massachusetts, Connecticut and Maine which have been permanently closed. The regulatory settlements allow recovery of all plant investment and shutdown costs (including decommissioning and spent fuel). NEES is endeavouring to dispose of these interests.

Further information relating to NEES is set out in Part III of this document.

Complementary skills

National Grid has considerable experience of:

     operating as a facilitator of competition in a regulatory environment which promotes and rewards efficiency; and

     improving system performance through investing in and managing complex transmission networks and the sophisticated software systems that control the networks in real time.

The Directors believe that National Grid's own management skills and experience complement NEES' expertise of operating efficient distribution businesses in an evolving regulatory environment. This combination will provide the enlarged group with an important competitive advantage in the US transmission and distribution business and assist it in pursuing opportunities elsewhere.

National Grid and NEES are committed to providing a reliable and efficient service and enhancing overall performance standards for the benefit of customers and shareholders.

3.   Benefits of the Acquisition

The Acquisition represents a major step in National Grid's strategy.

The Directors expect the Acquisition to enhance National Grid's earnings per share, before the amortisation of goodwill, and significantly to enhance its total cash flow per share immediately following acquisition.

In the medium term, the Directors expect NEES' performance to be enhanced through general efficiency improvements. In addition, further investment opportunities are expected to arise from rationalisation and consolidation of the electricity industry in the Northeast US. These opportunities are expected to provide synergy and cost cutting benefits for the enlarged NEES business. An example of such an opportunity is provided by NEES' proposed acquisition of EUA described more fully in "Recent developments" (paragraph 8 below).

National Grid, as enlarged by the Acquisition, should have strong operational cash flows allowing it to meet its capital expenditure, interest and tax payments and to service a growing dividend.

4.   Board, management and employees

Board and management

An Interim Joint Integration Committee of NEES, chaired by David Jones, has been established to ensure a smooth transition in the period between announcement and Completion.

Upon Completion, it is intended that the NEES Board will be reconstituted as an executive-only Board chaired by David Jones.

Alfred D. Houston, Chairman of NEES, will step down at Completion, but will be retained as a consultant for two years. A NEES Advisory Board will be established for two years following Completion to maintain and develop NEES' customer and community relationships.

Upon Completion, Rick Sergel, President and Chief Executive Officer of NEES, will join the National Grid Board as an executive Director together with one of NEES' non-executive Directors. Details of Rick Sergel's proposed service contract are set out in paragraph 3.5 of Part VI of this document.

Employees

Employees of National Grid and of NEES will benefit from potential transfers within the enlarged group. National Grid has confirmed that all employment agreements will be honoured and that the headquarters for the enlarged group's US operations will remain in Massachusetts.

5.   Financing the Acquisition

The Board intends to finance the Acquisition wholly from borrowings. Details of the new banking facilities are set out in paragraph 5.1 of Part VI of this document.

6.   Financial effects of the Acquisition

The Acquisition will be accounted for under FRS10, with the goodwill arising on acquisition being capitalised on National Grid's balance sheet and amortised over a period of 20 years.

The Directors expect the Acquisition to enhance National Grid's earnings per share, before the amortisation of goodwill, and significantly to enhance its total cash flow per share immediately following acquisition.

Completion of the Acquisition will result in a cash outflow of approximately $3.2 billion (approximately (pound) 2.0 billion). At their respective latest published balance sheet dates of 30 September, 1998 and 31 December, 1998, National Grid Group had consolidated net debt of (pound) 1,507 million and NEES Group had consolidated debt, net of cash and marketable securities, of $846 million (approximately (pound) 519 million). The consolidated net assets of National Grid Group and NEES Group at their respective latest published balance sheet dates were (pound) 1,014 million and $1,628 million (approximately (pound) 999 million).

You should read the whole of this document and should not just rely on this summary.

7.   Structure of the Acquisition

Structure

The Acquisition will be effected in accordance with the terms of the Merger Agreement entered into between National Grid, NGG Holdings and NEES.

A brief description of the principal terms and conditions of the Merger Agreement is set out in Part V of this document.

Acquisition terms

Under the terms of the Merger Agreement, NEES Shareholders will receive a cash payment of $53.75 for each NEES Share held at the time of Completion. The Merger Agreement also provides that the cash payment will be subject to an increase if Completion does not take place on or before the date following six months after approval of the Acquisition by NEES Shareholders which is to be sought on 3 May, 1999. The amount of any such cash adjustment shall be determined using a daily accrual rate of $0.003288 per NEES Share until Completion, subject to a maximum increase of $0.60 per NEES Share.

Up to Completion, NEES may declare and pay regular quarterly dividends, not in excess of the dividends paid in the same period in the prior fiscal year, and a stub dividend pro-rated for the quarter in which Completion takes place.

The terms of the Acquisition:

     value the equity of NEES at approximately $3.2 billion (approximately (pound)2.0 billion) which, together with consolidated net debt, as at 31 December, 1998, of approximately $0.8 billion (approximately (pound) 0.5 billion) gives an enterprise value of NEES of approximately $4.0 billion (approximately (pound) 2.5 billion); and

     represent a 25.0 per cent. premium if the minimum price per NEES Share is paid and a 26.4 per cent. premium if the maximum price per NEES Share is paid, in each case as compared to the closing price of $43.00 per NEES Share on 11 December, 1998 (the last trading day prior to the execution of the Merger Agreement).

Shareholder approvals

(a)  National Grid

     The Acquisition is subject to approval by a majority of National Grid Shareholders voting at the Extraordinary General Meeting. The Merger Agreement is conditional upon such approval being obtained and the satisfaction or waiver of the other conditions in the Merger Agreement.

     This document includes the notice of the Extraordinary General Meeting and explains the necessary actions to be taken by National Grid Shareholders.

(b)  NEES

     The Acquisition is conditional upon, amongst other matters, the approval of the Acquisition by the affirmative vote of the holders of a majority of NEES Shares and the satisfaction or waiver of the other conditions in the Merger Agreement.

     A proxy statement dated 26 March, 1999 to NEES Shareholders contains a notice convening a meeting of NEES Shareholders. At the meeting, which is to be held on 3 May, 1999, NEES Shareholders will be asked to approve the Acquisition.

Regulatory consents and timing

The Acquisition is subject to a number of conditions, including regulatory and other consents and approvals in the US. The principal regulatory approvals required include approval by or filings with the SEC, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission and approvals, consents or support in the states in which NEES operates or has non-operating interests. The Acquisition also requires clearance under US anti-trust laws.

Formal filings have been made with the SEC, the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission and National Grid and NEES are confident the regulatory approval process for the Acquisition is on schedule to enable Completion to occur by early 2000.

It is possible, however, that some of the government authorities with which filings have been or are to be made may impose conditions for granting approval. National Grid and NEES cannot predict whether they will obtain the required regulatory approvals within the time-frame contemplated by the Merger Agreement or whether any approvals will include conditions that would be detrimental to either National Grid or NEES.

8.   Recent developments

Investment in Energis

On 3 February, 1999, National Grid placed 60,000,000 Energis ordinary shares at (pound) 16.50 per share and simultaneously completed the offering for subscription of 14,700,000 6 per cent. Equity Plus Income Convertible securities ("EPICs") due 2003 in the aggregate principal amount of $401,163,000, redeemable for Energis ordinary shares.

The proceeds of the combined offering, amounting to approximately (pound) 1.2 billion, are to be used by National Grid for general corporate purposes. The exceptional profit before taxation on the partial disposal of National Grid's shareholding in Energis amounts to approximately (pound) 892 million.

Following the combined offering and conversion of its remaining Energis convertible preference shares, National Grid has an economic interest in Energis of 48.3 per cent.

National Grid has agreed to a lock-up period of six months from 22 January, 1999, during which time it shall not dispose of any further Energis ordinary shares or convertible preference shares without the prior consent of HSBC.

NEES' proposed acquisition of EUA

On 1 February, 1999, NEES announced that it had entered into a merger agreement to acquire EUA. The terms of the acquisition value the equity of EUA at approximately $634 million (approximately (pound) 389 million). Allowing for EUA's net debt at 31 December, 1998, EUA's enterprise value at the acquisition price is approximately $1.0 billion (approximately (pound) 0.6 billion).

EUA's principal activities are the transmission and distribution of electricity in Massachusetts and Rhode Island, adjacent to NEES' service territories. EUA serves approximately 300,000 customers through its retail electric companies which operate a system consisting of approximately 6,900 route miles of transmission lines and distribution networks. As set out in its audited results for the year ended 31 December, 1998, EUA had revenues of $539 million (approximately (pound) 331 million), net income of $37 million (approximately (pound) 23 million) and net assets of $409 million (approximately pound) 251 million). Upon completion of the EUA Acquisition, NEES will serve approximately
1.6 million electricity customers.

National Grid consented to, and is fully supportive of, the EUA Acquisition. The Directors believe that the EUA Acquisition is in line with National Grid's strategy in the US which envisages the pursuit of investment opportunities with NEES in the Northeast US electricity industry. The addition of EUA will, before restructuring costs, further enhance National Grid's earnings per share, before the amortisation of goodwill, and total cash flow per share.

The EUA Acquisition is subject to regulatory approvals by the SEC, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission and the state utility commissions in Massachusetts and Rhode Island. The EUA Acquisition, which is expected to be completed by early 2000 (in line with Completion) also requires approval by an affirmative vote of two-thirds of EUA shareholders. The EUA Acquisition is not contingent upon Completion and the approval of neither NEES Shareholders nor National Grid Shareholders is required for the transaction.

A copy of NEES' announcement of the EUA Acquisition is set out in full in Part III of this document.

Bond issue

On 26 January, 1999, NGC announced an issue of (pound) 450 million 5.875 per cent. Bonds due 2024. The net proceeds of the issue will be used for general corporate purposes.

Brazil

In January 1999, National Grid announced that a consortium in which it is a partner had been awarded, for a consideration of (pound) 25 million, a licence to provide telecommunications services, including inter-regional and international services, in Brazil. The consortium, of which 50 per cent. is owned by National Grid and 25 per cent. each by France Telecom and Sprint, will construct a new telecommunications network which is intended to cover the major population centres of the country within three years.

National Air Traffic Services

National Grid has confirmed to HM Government its support in principle for the possible Public Private Partnership (PPP) for National Air Traffic Services. National Grid will await HM Government's proposals before determining whether or not to participate in any PPP.

Board appointment

National Grid announced on 1 March, 1999 that James Ross has been appointed as a non-executive Director and Deputy Chairman with immediate effect and will become Chairman following the retirement of David Jefferies at the Annual General Meeting of National Grid to be held in July 1999.

9.   National Grid Group prospects

National Grid intends to enhance shareholder value through investments both in the UK and internationally. The Acquisition and the recent developments described in paragraph 8 above are consistent with this intention and represent important steps towards its achievement. On this basis, and in the absence of adverse changes in taxation or regulatory regimes, the Directors expect to maintain their stated policy of delivering real growth in dividend per share of 4 to 5 per cent. per annum until March 2001.

The Directors believe that the prospects of National Grid will be enhanced by the Acquisition.

10.  Year 2000

It is widely expected that many computer programs and applications written in the past will be unable properly to recognise calendar dates associated with the year 2000. As a result, computers throughout the world may either shut down or fail to operate correctly on specific dates.

National Grid, NEES and EUA depend on computer technology for the operation and maintenance of their own networks, the integrity of operational interfaces with other electricity companies and the provision of services to their customers. All three companies are aware of potential risks arising from the year 2000 date change and have actions in hand to modify or replace business-critical systems as necessary designed to ensure that, as far as possible, there is no material disruption to their operations. Details of the programme being pursued by National Grid are set out in Part II of this document. In addition, extracts from NEES' 1998 Annual Report dated 23 February, 1999, describing NEES' year 2000 readiness, and from EUA's 1998 Annual Report dated 11 March, 1999, describing EUA's year 2000 readiness, are also set out in Part II of this document.

The degree of uncertainty facing all companies, in addition to the potential disruption which may be caused by third parties, means that there can be no assurance that the programmes being implemented by National Grid, NEES or EUA will ensure year 2000 readiness or prevent disruption to their businesses or that the date change from 1999 to 2000 will not have a material adverse effect on National Grid's and/or NEES' and/or EUA's operations, financial position or prospects. However, the Directors believe that the programmes being implemented by National Grid, NEES and EUA to address critical operational and system-related issues should mitigate the impact of year 2000 risks.

11.  Extraordinary General Meeting

At the end of this document, shareholders will find a notice of an Extraordinary General Meeting to be held at the International Convention Centre, Broad Street, Birmingham B1 2EA at 10.00 a.m. on 22 April, 1999 at which a resolution will be proposed to approve the Acquisition.

12.  Action to be taken

Shareholders will find enclosed with this document a Form of Proxy for use at the Extraordinary General Meeting. Whether or not you intend to be present at the meeting, you are requested to complete, sign and return your Form of Proxy to Lloyds TSB Registrars, The Causeway, Worthing BN99 6AD as soon as possible and, in any event, so as to arrive by no later than 10.00 a.m. on 20 April, 1999. The completion and return of a Form of Proxy will not preclude you from attending the meeting and voting in person should you wish to do so, but if you do wish to attend, you should bring your admission card with you. Instructions on how to complete the Form of Proxy are set out at the end of this document.

If you require any further information, please telephone the National Grid Shareholder helpline on 01203 423940 between 9.00 a.m. and 5.00 p.m. on any business day or write to the Shareholder Enquiry Unit at National Grid House, Kirby Corner Road, Coventry CV4 8JY before the Extraordinary General Meeting.

13.  Further information

Your attention is drawn to the further information set out in Parts II to VI of this document.

14.  Recommendation

The Board of National Grid, which has been advised by Rothschild and Dresdner Kleinwort Benson, considers the Acquisition to be in the best interests of National Grid and its shareholders as a whole. In giving their advice, Rothschild and Dresdner Kleinwort Benson have relied upon the National Grid Board's views of the commercial merits of the Acquisition.

The Directors unanimously recommend shareholders to vote in favour of the resolution to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their respective beneficial holdings, which amount to 578,957 National Grid Shares in aggregate.

The Board of NEES has unanimously approved the Acquisition and is recommending that NEES Shareholders vote in favour of the resolutions to be proposed at the shareholder meeting of NEES.

Yours sincerely,

David G Jefferies CBE, FEng
Chairman

                                PART II YEAR 2000

Your attention is drawn to, and this Part II should be read in conjunction with, the discussion of year 2000 issues set out in paragraph 10 of the Chairman's letter.

1.   National Grid

It is widely expected that many computer programs and applications written in the past will be unable properly to recognise calendar dates associated with the year 2000. As a result, computers throughout the world may either shut down or fail to operate correctly on specific dates.

National Grid has in place a group-wide project to review its business-critical information systems and to plan and implement changes as necessary to accommodate the year 2000 date change. The project commenced in 1996 when a year 2000 project coordination team was established with responsibility for developing  an  overall  plan to  achieve  year 2000  readiness,  including  the monitoring of year 2000-related activities within operating units. Each operating unit has its own year 2000 compliance officer, whose activities are directed by the project coordination team. Detailed progress reports are made by the project coordination team to the Executive Committee of National Grid on a regular basis and the Board is kept fully informed of progress. Responsibility for the programme rests with Wob Gerretsen, National Grid's Business Development Director.

To enable work to be prioritised according to the potential impact of failure on the continuity of its operations, National Grid has defined five categories of information system criticality, as follows:

Category 5     Severe impact on business if information system failed to operate for more than three days
----------

Category 4     Severe impact on business if information system failed to operate for more than one month

----------

Category 3     Information  system may be out of commission  for several  months but a tried and tested contingency solution meets functionality required

----------

Category 2     No  date-related  issues to be  addressed  (although  information system may be critical to National Grid operations)

----------

Category 1     No compliance required

----------

Under the guidance of the project coordination team, each operating unit has (1) identified and categorised their business, engineering and facility systems, (2) carried out off-line testing of those systems deemed to be at risk of failure as a result of the year 2000 date change and (3) amended or replaced such systems and carried out re-testing to confirm the effectiveness of the remedial action taken.

In addition, National Grid has implemented a communications programme on year 2000 issues with generators, suppliers and other electricity industry parties to share information on their respective year 2000 progress. This programme has addressed contingency arrangements for the year 2000 date change. National Grid also participates in the Y2K Utilities Group, which acts as a forum for year 2000 issues on behalf of the electricity, gas, water and telecommunications industries.

On-going work for National Grid's year 2000 programme involves the completion of outstanding remedial action, the consolidation of work already undertaken, the establishment of compliance programmes for less critical systems to avoid the need for excessive use of temporary contingency solutions, development and implementation of business continuity and contingency arrangements and the more detailed investigation of interfaces with third parties.

National Grid considers that approximately 79 per cent. of all computer-dependent systems, applications and equipment, including all of those which are critical to the secure operation and control of the transmission system, are now year 2000-ready.

National Grid estimates that the total cost of modifying or replacing systems to achieve year 2000 readiness will be approximately (pound) 16.0 million, of which approximately (pound) 11.0 million had been spent as at 25 March, 1999 (the latest practicable date prior to publication of this document).

Monitoring of year 2000 preparations in the electricity industry is being carried out by independent assessors on behalf of the industry's regulator, OFFER. In December 1998, National Grid provided a detailed response to a self-assessment questionnaire issued by OFFER to companies within the electricity sector. OFFER's report published on 17 March, 1999 stated that the electricity industry's preparations for the year 2000 date change were well advanced, with most compliance activities expected to be completed by the end of June 1999. The few systems programmed for completion by September 1999 had adequate resources to meet these deadlines and, in OFFER's view, would not pose a risk to electricity supplies at the year 2000 date change. OFFER also stated that it intended to continue to monitor and report on progress to full year 2000 compliance.

2.   NEES

The following is an extract from NEES' 1998 Annual Report dated 23 February, 1999, describing NEES' year 2000 readiness:

"Over the next year, most companies will face a potentially serious information systems (computer) problem because many software applications and operational programs written in the past may not properly recognize calendar dates associated with the year 2000 (Y2K). This could cause computers to either shut down or lead to incorrect calculations.

During 1996, the NEES companies began the process of identifying the changes required to their computer software and hardware to mitigate Y2K issues. The NEES companies established a Y2K Project team to manage these issues. This team reports project progress to a Y2K Executive Oversight Committee each month. The team also makes regular reports to NEES' Board of Directors and its Audit Committee. The NEES companies have separated their Y2K Project into four parts as shown, along with the estimated completion dates for each part.

Category                              Specific Example        Substantial    Contingency Testing,
                                                            Completion of      Documentation, and
                                                         Critical Systems        Clean Management
--------
Mainframe/Midrange         Accounting/Customer service          Completed         Throughout 1999
systems                             integrated systems
--------
Desktop systems          Personal computers/Department      June 30, 1999         Throughout 1999
                                     software/Networks
--------
Operational/Embedded                       Dispatching      June 30, 1999         Throughout 1999
systems                       systems/Transmission and
                        Distribution systems/Telephone
                                               systems
--------
External issues                        Electronic Data      June 30, 1999         Throughout 1999
                                    Interchange/Vendor
                                        communications
--------

The NEES companies are using a three-phase approach in coordinating their Y2K Project for system-related issues: (I) Assessment and Inventory, (II) Pilot Testing, and (III) Renovation, Conversion, or Replacement of Application and Operating Software Packages and Testing. Phase I, which was an initial assessment of all systems and devices for potential Y2K defects, was completed in mid-1997. Phase II, which consisted of renovation pilots for a cross-section of systems in order to facilitate the establishment of templates for Phase III work, was completed in late 1997. Phase III, which is currently ongoing, requires the renovation, conversion, or replacement of the remaining applications and operating software packages.

The NEES companies have also implemented a formalized communication process with third parties to give and receive information related to their progress in remediating their own Y2K issues, and to communicate the NEES companies' progress in addressing the Y2K issue. These third parties include major customers, suppliers, and significant businesses with which the NEES companies have data links (such as banks). The NEES companies cannot predict the outcome of other companies' remediation efforts.

The NEES companies believe total costs associated with making the necessary modifications to all centralized and noncentralized systems will be approximately $28 million. In addition, the NEES companies are spending $4 million related to the replacement of the human resources and payroll system, in part due to the Y2K issue. To date, total Y2K- related costs of $25 million have been incurred, of which $2 million has been capitalized.

The NEES companies are in the process of developing Y2K contingency plans to allow for critical information and operating systems to function from January 1, 2000 forward. If required, these plans are intended to address both internal risks as well as potential external risks related to suppliers and customers. Part of the contingency planning for accounting and desktop systems will include taking extensive data back-ups prior to year-end closing. For operational systems, the NEES companies have in place an overall disaster recovery program, which already includes periodic disaster simulation training (for outages due to severe weather, for instance). As part of Y2K contingency planning, the NEES companies will review their disaster recovery plans, modifying them for Y2K-specific issues. The NEES companies expect that these contingency plans will be in place by the third quarter of 1999.

Interregional and regional contingency plans are being formulated that address emergency scenarios due to the interconnection of utility systems throughout the United States. At a regional level, the NEES companies are participating and cooperating with the New England Power Pool (NEPOOL) and the Independent System Operator of the NEPOOL area (ISO New England). Overall regional activities, including those of NEPOOL and ISO New England, will be coordinated by the Northeast Power Coordinating Council, whose activities will be incorporated into the interregional coordinating effort by the North American Electric Reliability Council. The target for the completion of this planning process is mid-1999. The NEES companies have noted that the Y2K coordination efforts by ISO New England began in May 1998, resulting in a demanding and difficult schedule to attain regional and interregional target dates.

The NEES companies believe the worst case scenario with a reasonable chance of occurring is temporary disruptions of electric service. This scenario could result from a failure to adequately remediate Y2K problems at NEES company facilities or could be caused by the inability of entities, such as ISO-New England, to maintain the short-term reliability of various generators and/or transmission lines on a regional or interregional basis. The NEES companies believe that the contingency plans being developed both internally and on a regional level, as described above, should substantially mitigate the risks of this potential scenario. In the event that a short-term disruption in service occurs, NEES does not expect that it would have a material impact on its financial position and results of operations.

While the NEES companies believe that their overall Y2K program will satisfactorily address all critical operational and system-related issues, significant risks remain. These risks include, but are not limited to, the Y2K readiness of third parties, including other utilities and power suppliers, cost and timeline estimates of remaining Y2K mitigation efforts, and the overall accuracy of assumptions made related to future events in the development of the Y2K mitigation effort."

3.   EUA

The following is an extract from EUA's 1998 Annual Report dated 11 March, 1999 describing EUA's year 2000 readiness:

"EUA's Year 2000 Program (the Program) is proceeding on schedule. The Program is addressing the potential impact on computer systems and embedded systems and components resulting from a common software program code convention that utilizes two digits instead of four to represent a year. If not addressed, the year 2000 may be systemically recognized as the year 1900, which could cause system or equipment failures or malfunctions, and ultimately result in disruptions to Company operations.

EUA's State of Readiness: To address potential Year 2000 issues, EUA has divided the focus of its Year 2000 Program into three major categories of business activity: the generation and delivery of electricity to customers, the acquisition of goods and services (including purchased power), and ongoing general and administrative activities relating to the corporate infrastructure and support functions, which includes among other things, billings and collections.

EUA has adopted a four phase approach in addressing information technology (IT) issues. As of January 31, 1999, each phase was at the following percentage of completion: analysis - 100%; remediation - 79%; unit testing - 78%; and integrated testing - 11%. EUA is on schedule to achieve Year 2000 readiness for 100% of mission critical projects by June 30, 1999. For non-IT projects, approximately 90% are either Year 2000 ready or not affected by the Year 2000. The remaining items are in the process of being remediated and tested and are scheduled to be Year 2000 ready by June 30, 1999.

EUA has an ongoing process to identify and assess the Year 2000 readiness of third parties with which it has a material relationship. Where necessary, contingency plans will be developed. This process is on schedule to be completed by June 30, 1999.

Costs to address EUA's Year 2000 Issues: Through December 31, 1998, EUA has incurred costs of approximately $3.0 million to address Year 2000 issues, including approximately $1.5 million of non-incremental labor, $1.2 million of capital expenditures and $300,000 of consulting and other costs. EUA estimates it will incur additional costs approximating $7.0 million during the period January 1, 1999 through March 31, 2000, to complete its resolution of Year 2000 issues including approximately $5.5 million of non-incremental labor, $500,000 of capital expenditures and $1.0 million of consulting and other costs. Because 70% of the total estimated costs associated with the Year 2000 issue relate to non-incremental internal labor, management continues to believe that the Year 2000 will not present a material incremental impact to future operating results or financial condition.

Risks of EUA's Year 2000 Issues: EUA's first priority continues to be the minimization of any potential disruptions to electric service as a result of the Year 2000. The provision of electric service depends in large part on the viability of the New England power grid which is managed by ISO/NEPOOL. EUA is actively participating on ISO/NEPOOL's Year 2000 operating and oversight committees. EUA's assessment of its own transmission and distribution equipment and facilities indicated that the risk of failure of this equipment does not appear to be significant. However, due to the interconnectivity of the New England power grid, and the reliance on many other entities also connected to the grid, it is not possible to conclude with certainty that there will be no significant interruptions in service.

In addition, dependable voice and data telecommunications are critical to EUA's ongoing operations. EUA's internal telecommunication systems are either Year 2000 ready now, or on schedule to become Year 2000 ready by June 30, 1999. EUA also relies heavily on external telecommunication systems, i.e., the local and regional telephone systems, and has identified these providers as critical vendors. EUA has made direct contact with representatives of the telephone companies on which EUA depends, each of which anticipates being Year 2000 ready and devoid of major system failures.

No other significant reasonably likely failure scenarios stemming solely from Year 2000 related problems have been identified thus far. Accordingly, EUA does not currently believe that any Year 2000 related risks in and of themselves constitute reasonably likely worst case scenarios. Rather, EUA's most reasonably likely Year 2000 related worst case scenario would be the occurrence of isolated year 2000 failures such as described above in conjunction with a severe winter storm. However, EUA believes that such year 2000 failures would not likely affect whether the storm event would have a material impact on EUA's business or financial condition.

Year 2000 Contingency Plans: Contingency planning teams consisting of managers and employees experienced in system reliability, disaster recovery and risk have been established and are responsible for developing contingency plans. The overall strategy will be to identify Year 2000 risks, both internal and external to EUA, that could have a material impact on EUA's operations or financial well being. Preliminary plans are expected by the end of the first quarter of 1999. Final plans are scheduled to be in place and ready to implement, if necessary, by June 30, 1999.

Summary: The amount of effort and resources necessary to address Year 2000 issues and make EUA Year 2000 ready is significant. There are dedicated teams in place to ensure EUA's transition into the next century occurs with minimal disruption. EUA's Year 2000 program is on schedule and in accordance with timetables and progress points published by the North American Electric Reliability Council. In addition, EUA is utilizing outside technical consultants and other experts to help ensure EUA's Year 2000 program remains on schedule and effective. Management believes EUA's Year 2000 project is well managed and has the appropriate resources and plans in place to ensure the Company is positioned for a successful transition to the Year 2000.

The foregoing constitutes a Year 2000 Statement and Readiness Disclosure subject to the protections afforded it as such by the federal Year 2000 Information and Readiness Disclosure Act of 1998."

                      PART III INFORMATION RELATING TO NEES

1.   Business description

NEES is a public utility holding company headquartered in Westborough, Massachusetts. NEES' principal activities are the transmission and distribution of electricity in Massachusetts, Rhode Island and New Hampshire. NEES serves approximately 1.3 million customers through its retail electric companies. NEES' principal operating companies are Massachusetts Electric Company, The Narragansett Electric Company, Granite State Electric Company, Nantucket Electric Company and New England Power Company.

NEES is one of the leading electric utilities in the Northeast US. It was one of the first utilities in the US to finalise restructuring plans that provided guaranteed savings to customers and that provided for the recovery of stranded costs, and one of the first to agree to divest its generation business.

Other subsidiaries include NEESCom, a telecommunications network infrastructure provider, and AllEnergy, an unregulated energy marketing company.

On 1 February, 1999, NEES announced that it had signed a merger agreement under which NEES will acquire all of the outstanding shares of EUA.

2.   Historical financial information

The financial information set out in this part has been extracted without material adjustment from the NEES 1998 and 1997 Annual Reports which include the audited consolidated financial statements for the three years ended 31 December, 1998. The financial information has been prepared in accordance with US GAAP and under the accounting policies set out in the notes below. US GAAP differs from UK GAAP in certain material respects. The main differences between the accounting policies adopted by NEES under US GAAP and those adopted by National Grid under UK GAAP, which impact on net income and common share equity, relate to the accounting for pension costs, deferred taxation and the allowance for equity funds used during construction. A summary of these differences for the three years to and at 31 December, 1998 is set out in section 3 below.

The financial information set out in this part covers a period during which NEES operated as a vertically integrated electric utility, engaged in the transmission, distribution, sale and generation of electricity. As Notes C and D to the financial statements explain, NEES' electricity supply markets have been opened to competition and on 1 September, 1998, NEES completed the sale of its fossil-fuel and hydro-electric generation assets. As a consequence, the future financial profile of NEES may differ significantly from that presented by the historic financial information set out below.

NEES Group
Statements of Consolidated Income
Year ended 31 December ($ thousand, except per share data)

                                                                             1998            1997            1996

Operating revenue                                                      $2,420,533      $2,502,591      $2,350,698
                                                                       ----------      ----------      ----------
Operating expenses:
Fuel for generation                                                       229,722         372,461         334,994
Purchased electric energy                                                 633,347         528,229         509,400
Other operation                                                           675,806         556,658         501,090
Maintenance                                                               109,040         143,372         127,785
Depreciation and amortisation                                             206,662         236,492         246,379
Taxes, other than income taxes                                            134,763         146,494         143,733
Income taxes                                                              122,354         152,024         139,199
                                                                       ----------      ----------      ----------
Total operating expenses                                                2,111,694       2,135,730       2,002,580
                                                                       ----------      ----------      ----------
Operating income                                                          308,839         366,861         348,118
Other income:
Allowance for equity funds used during construction                           633              --              --
Equity in income of generating companies                                    9,437          10,240          10,334
Other income (expense), net                                               (3,262)        (15,755)         (8,166)
                                                                       ----------      ----------      ----------
Operating and other income                                                315,647         361,346         350,286
                                                                       ----------      ----------      ----------
Interest:
Interest on long-term debt                                                 89,805         107,311         110,479
Other interest                                                             27,822          16,939          19,527
Allowance for borrowed funds used during construction                     (1,754)         (1,908)         (2,246)
                                                                       ----------      ----------      ----------
Total interest                                                            115,873         122,342         127,760
                                                                       ----------      ----------      ----------
Income after interest                                                     199,774         239,004         222,526
Preferred dividends and net gain/loss on reacquisition of preferred         3,454          12,319           6,463
stock of subsidiaries
Minority interests                                                          6,278           6,647           7,127
                                                                       ----------      ----------      ----------
Net income                                                              $ 190,042       $ 220,038       $ 208,936
                                                                       ==========      ==========      ==========
Average common shares - Basic                                          62,359,122      64,899,322      64,960,496
Average common shares - Diluted                                        62,456,103      64,952,185      64,986,136
Per share data:
Net income - Basic                                                         $ 3.05          $ 3.39          $ 3.22
Net income - Diluted                                                       $ 3.04          $ 3.39          $ 3.22
Dividends declared                                                         $ 2.36          $ 2.36          $ 2.36
                                                                       ----------      ----------      ----------

Statements of Consolidated Retained Earnings
Year ended 31 December ($ thousand)
                                                                             1998            1997            1996
Retained earnings at beginning of year                                  $ 954,518       $ 887,292       $ 831,529
Net income                                                                190,042         220,038         208,936
Dividends declared on common shares                                     (145,648)       (152,812)       (153,173)
                                                                       ----------      ----------      ----------
Retained earnings at end of year                                        $ 998,912       $ 954,518       $ 887,292
                                                                       ==========      ==========      ==========

See accompanying notes to consolidated financial statements.

NEES Group
Consolidated Balance Sheets
At 31 December ($ thousand)

                                                                             1998            1997            1996
Assets
Utility plant, at original cost                                        $4,130,102      $5,860,101      $5,692,956
Less accumulated provisions for depreciation and amortisation           1,694,653       1,995,017       1,853,003
                                                                       ----------      ----------      ----------
                                                                        2,435,449       3,865,084       3,839,953
Construction work in progress                                              52,977          48,708          56,652
                                                                       ----------      ----------      ----------
Net utility plant                                                       2,488,426       3,913,792       3,896,605
                                                                       ----------      ----------      ----------
Oil and gas properties, at full cost (Note A)                                  --       1,299,817       1,286,661
Less accumulated provision for amortisation                                    --       1,128,659       1,081,940
                                                                       ----------      ----------      ----------
Net oil and gas properties                                                     --         171,158         204,721
                                                                       ----------      ----------      ----------
Investments:
Nuclear power companies, at equity (Note E)                                48,538          49,825          47,902
Other subsidiaries, at equity                                               2,374          37,418          40,124
Other investments                                                         169,196         117,645          96,399
                                                                       ----------      ----------      ----------
Total investments                                                         220,108         204,888         184,425
                                                                       ----------      ----------      ----------
Current assets:
Cash                                                                      187,673          14,264           8,477
Marketable securities                                                      57,915              --              --
Accounts receivable, less reserves of $18,196, $17,834 and $18,702        294,943         257,185         262,103
Unbilled revenues                                                          87,467          71,260          59,093
Fuel, materials, and supplies, at average cost                             38,339          66,509          74,111
Prepaid and other current assets                                           57,081          64,265          85,096
                                                                       ----------      ----------      ----------
Total current assets                                                      723,418         473,483         488,880
                                                                       ----------      ----------      ----------
Regulatory assets (Note C)                                              1,599,657         532,213         431,079
Deferred charges and other assets                                          38,926          16,113          17,541
                                                                       ----------      ----------      ----------
                                                                       $5,070,535      $5,311,647      $5,223,251
                                                                       ==========      ==========      ==========
Capitalisation and liabilities
Capitalisation (see accompanying statements):
Common share equity                                                    $1,570,003      $1,744,442      $1,685,417
Minority interests in consolidated subsidiaries                            38,742          43,062          46,293
Cumulative preferred stock of subsidiaries                                 19,480          39,113         126,166
Long-term debt                                                          1,055,740       1,487,481       1,614,578
                                                                       ----------      ----------      ----------
Total capitalisation                                                    2,683,965       3,314,098       3,472,454
                                                                       ----------      ----------      ----------
Current liabilities:
Long-term debt due within one year                                         36,307          89,910          79,705
Short-term debt                                                                --         251,950         145,050
Accounts payable                                                          204,992         136,218         148,592
Accrued taxes                                                              24,196          14,831          14,911
Accrued interest                                                           16,680          24,969          27,494
Dividends payable                                                          34,412          36,162          37,276
Other current liabilities (Note H)                                        142,975         120,002         109,582
                                                                       ----------      ----------      ----------
Total current liabilities                                                 459,562         674,042         562,610
                                                                       ----------      ----------      ----------
Deferred federal and state income taxes                                   472,140         720,375         750,929
Unamortised investment tax credits                                         65,292          90,018          91,936

                                      -19-

                                                                             1998            1997            1996
Accrued Yankee nuclear plant costs (Note E)                               242,138         299,564         166,413
Purchased power obligations                                               832,668              --              --
Other reserves and deferred credits                                       314,770         213,550         178,909
Commitments and contingencies (Note E)
                                                                       $5,070,535      $5,311,647      $5,223,251

See accompanying notes to consolidated financial statements.



NEES Group
Consolidated Statements of Cash Flows
Year ended 31 December ($ thousand)

                                                                                 1998              1997             1996

Operating activities
Net income                                                                  $ 190,042         $ 220,038        $ 208,936
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortisation                                                 211,069           239,654          250,508
Deferred income taxes and investment tax credits, net                       (273,448)          (31,178)         (30,328)
Allowance for funds used during construction                                  (2,387)           (1,908)          (2,246)
Buyout of purchased power contracts                                         (326,590)                --               --
Minority interests                                                              6,278             6,647            7,127
Decrease (increase) in accounts receivable, net and unbilled                 (44,682)             4,217           30,770
revenues
Decrease (increase) in fuel, materials, and supplies                         (19,141)            10,664              126
Decrease (increase) in prepaid and other current assets                         2,708            24,729          (7,209)
Increase (decrease) in accounts payable                                        63,232          (15,710)          (9,568)
Increase (decrease) in other current liabilities                               22,241           (2,718)           33,999
Other, net                                                                     13,481            66,678           40,455
                                                                            ---------         ---------         --------

Net cash provided by (used in) operating activities                       $ (157,197)         $ 521,113        $ 522,570
                                                                            ---------         ---------         --------

Investing activities
Proceeds from sale of generating assets                                   $ 1,728,588               $--              $--
Plant expenditures, excluding allowance for funds used during               (181,941)         (203,095)        (234,409)
construction
Oil and gas exploration and development                                            --          (13,156)         (20,371)
Proceeds from sale of New England Energy Incorporated oil and                  50,000                --               --
gas property
Purchase of available-for-sale securities, net                               (57,915)                --               --
Other investing activities                                                   (46,718)          (22,669)         (10,309)
                                                                            ---------         ---------         --------
Net cash provided by (used in) investing activities                       $ 1,492,014       $ (238,920)      $ (265,089)
                                                                            ---------         ---------         --------
Financing activities
Dividends paid to minority interests                                        $ (6,704)         $ (6,809)        $ (8,878)
Dividends paid on NEES common shares                                        (147,350)         (152,763)        (153,759)
Short-term debt                                                             (251,950)           105,900         (59,862)
Long-term debt - issues                                                        55,000            25,000           97,850
Long-term debt - retirements                                                (543,630)         (142,205)        (106,811)
Preferred stock - redemptions                                                (19,614)          (87,221)         (20,900)
Premium on reacquisition of long-term debt                                   (22,116)           (2,163)               --
Return of capital to minority interests and related premium                   (3,786)           (3,348)          (1,633)
Repurchase of common shares                                                 (221,258)          (12,797)          (2,075)
                                                                            ---------         ---------         --------
Net cash provided by (used in) financing activities                     $ (1,161,408)       $ (276,406)      $ (256,068)
                                                                            ---------         ---------         --------
Net increase in cash and cash equivalents                                   $ 173,409           $ 5,787          $ 1,413
Cash and cash equivalents at beginning of year                                 14,264             8,477            7,064
                                                                            ---------         ---------         --------
Cash and cash equivalents at end of year                                    $ 187,673          $ 14,264          $ 8,477
                                                                            =========         =========         ========
Supplementary information
Interest paid less amounts capitalised                                      $ 114,316         $ 115,545        $ 119,710
                                                                            ---------         ---------         --------
Federal and state income taxes paid                                         $ 399,754         $ 174,000        $ 168,255
                                                                            ---------         ---------         --------
Dividends received from investments at equity                                $ 12,387          $ 10,802         $ 12,987
                                                                            ---------         ---------         --------

See accompanying notes to consolidated financial statements.

NEES Group
Consolidated Statements of Capitalisation
At 31 December ($ thousand)

                                                                                                1998            1997

Common share equity
Common shares, par value $1 per share
 Authorised - 150,000,000 shares
 Issued - 64,969,652 shares                                                                 $ 64,970        $ 64,970
Paid-in capital                                                                              736,744         736,605
Retained earnings                                                                            998,912         954,518
Treasury stock - 5,798,637 and 431,875 shares, respectively                                (237,767)        (16,415)
Accumulated other comprehensive income, net                                                    7,144           4,764
                                                                                         -----------     -----------
Total common share equity                                                                $ 1,570,003     $ 1,744,442
                                                                                         ===========     ===========




                                                                     1998             1997          1998           1997
                                                                   Shares           Shares
                                                              outstanding      outstanding

Cumulative preferred stock of subsidiaries
$100 Par value
 4.44% to 4.76%                                                    52,745          106,400       $ 5,275       $ 10,640
 6.00% to 6.99%                                                    69,672          108,690         6,967         10,869
$50 Par value
 4.50% to 6.95%                                                   144,766          256,000         7,238         12,800
$25 Par value
 6.84%                                                                 --          192,160            --          4,804
                                                                  -------          -------      --------       --------
Total cumulative preferred stock of subsidiaries
(annual dividend requirement of $1,091 for 1998 and
$2,284 for 199                                                    267,183          663,250      $ 19,480       $ 39,113
                                                                  =======          =======      ========       ========





                                                        Maturity                Rate              1998              1997

Long-term debt (Note I)
Mortgage bonds                                 1998 through 2000       6.040%-8.280%          $ 59,000         $ 199,000
                                               2002 through 2005       6.240%-8.520%           156,500           191,500
                                               2006 through 2015       5.720%-7.250%            80,000            93,500
                                               2021 through 2028       6.910%-9.125%           252,200           393,700
                                               2018 through 2022            Variable                --           371,850
Pollution control revenue bonds
New England Power Company                      2018 through 2022            Variable           371,850                --
Notes
Granite State Electric Company                 2001 through 2028       7.300%-9.440%            20,000            15,000
Nantucket Electric Company                     1998 through 2017       4.600%-8.500%            29,265            30,735
New England Energy Incorporated                1998 through 2002            Variable                --           122,000
Hydro-Transmission companies                   2001 through 2015       8.820%-9.410%           124,970           136,490
Narragansett Energy Resources                               2010              7.250%                --            28,640
Company
AllEnergy Marketing Company, L.L.C.            2001 through 2003       0.000%-8.000%             1,135                --
Unamortised discounts and                                                                      (2,873)           (5,024)
premiums, net                                                                              -----------       -----------
Total long-term debt                                                                         1,092,047         1,577,391
Long-term debt due in one year                                                                (36,307)          (89,910)
                                                                                           -----------       -----------

                                                                                           $ 1,055,740       $ 1,487,481
                                                                                           ===========       ===========

See accompanying notes to consolidated financial statements.



NEES Group
Statements of Consolidated Comprehensive Income
At 31 December ($ thousand)

                                                                                    1998           1997           1996

Net income                                                                     $ 190,042      $ 220,038      $ 208,936
Other comprehensive income, net of tax:
Unrealised gains, net of tax expense of $2,762, $3,053 and $0
respectively                                                                       5,466          4,731             --
Less: Reclassification adjustments for realised gains/(losses) included in net income net of tax expense/(benefit) of $109, $(21) and $0
respectively                                                                         169           (33)             --
Minimum pension liability adjustment, net of tax expense of $1,570, $0
and $0, respectively                                                             (2,917)             --             --
                                                                               ---------      ---------      ---------
Total comprehensive income                                                     $ 192,422      $ 224,802      $ 208,936



See accompanying notes to consolidated financial statements.

NEES Group

Notes to Consolidated Financial Statements

Note A - Significant Accounting Policies

1. Nature of operations

NEES is a public utility holding company headquartered in Westborough, Massachusetts. NEES' regulated subsidiaries are engaged in the transmission, distribution, and sale of electricity. NEES' electricity distribution subsidiaries serve 1.3 million customers in Massachusetts, Rhode Island, and New Hampshire. Unregulated subsidiaries are engaged in the marketing of energy commodities and services and the construction and leasing of telecommunications infrastructure.

The NEES system  provides  electric  service to distribution  customers  through separate distribution subsidiaries: Massachusetts Electric Company (Massachusetts Electric) and Nantucket Electric Company (Nantucket Electric), which operate in Massachusetts; The Narragansett Electric Company (Narragansett Electric), which operates in Rhode Island; and Granite State Electric Company (Granite State Electric), which operates in New Hampshire.

2. Basis of consolidation and financial statement presentation

The consolidated financial statements include the accounts of NEES and all subsidiaries except New England Electric Transmission Corporation, which is recorded under the equity method. Presentation of this subsidiary on the equity basis is not material to the consolidated financial statements. New England Power Company (NEP) has a minority interest in four regional nuclear generating companies (Yankees). NEP accounts for these ownership interests under the equity method. During 1997, NEES increased its ownership from 50 per cent. to 100 per cent. of AllEnergy Marketing Company, LLC (AllEnergy), an energy marketing enterprise.

NEES owns 50.4 per cent. of the outstanding common stock of both New England Hydro-Transmission Electric Company, Inc. and New England Hydro-Transmission Corporation (Hydro-Transmission companies). The consolidated financial statements include 100 per cent. of the assets, liabilities, and earnings of the Hydro-Transmission companies. Minority interests, which represent the minority stockholders' proportionate share of the equity and income of the Hydro-Transmission companies, have been separately disclosed on the NEES consolidated balance sheets and income statements.

NEP is also a 12 per cent. and 10 per cent. joint owner, respectively, of the Millstone 3 and Seabrook 1 nuclear generating units, each 1,150 megawatts (MW). NEP's share of the related expenses for these units is included in "Operating expenses".

The accounts of NEES and its utility subsidiaries are maintained in accordance with the Uniform System of Accounts prescribed by regulatory bodies having jurisdiction. All significant intercompany transactions between consolidated subsidiaries have been eliminated.

In preparing the financial statements, management is required to make estimates that affect the reported amounts of assets and liabilities and disclosures of asset recovery and contingent liabilities as of the date of the balance sheets, and revenues and expenses for the period. These estimates may differ from actual amounts if future circumstances cause a change in the assumptions used to calculate these estimates.

3. Electric sales revenue

All of NEES' distribution subsidiaries accrue revenues for electricity delivered but not yet billed (unbilled revenues), with the exception of Granite State Electric. Accrued revenues were also recorded in accordance with rate adjustment mechanisms, which included Massachusetts Electric's and Nantucket Electric's purchased power cost adjustment

(PPCA) mechanisms. Upon approval of the Massachusetts Settlement in November 1997, the PPCA mechanisms were eliminated as of 31 July, 1996. Pending final approval of the settlement, Massachusetts Electric and Nantucket Electric had accrued refund reserves of $9 million for the last five months of 1996 and an additional $9 million in the first nine months of 1997. Upon final approval of the settlement, these refund reserves were reversed in the fourth quarter of 1997.

4. Allowance for funds used during construction (AFDC)

The utility subsidiaries capitalise AFDC as part of construction costs. AFDC represents the composite interest and equity costs of capital funds used to finance that portion of construction costs not yet eligible for inclusion in rate base. AFDC is capitalised in "Utility plant" with offsetting noncash credits to "Other income" and "Interest". This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation.

5. Depreciation and amortisation

The depreciation and amortisation expense included in the statements of consolidated income is composed of the following:


Year ended 31 December ($ thousand)                                                1998           1997           1996

Depreciation-- transmission and distribution related                          $ 112,254       $ 99,114       $ 93,897
Depreciation-- all other                                                         53,293         72,896         77,296
Nuclear decommissioning costs (see Note E-4)                                      2,719          2,638          2,629
Amortisation:
 Oil and gas properties (see Note A-6)                                               --         46,718         49,163
 Investment in Seabrook 1 pursuant to rate settlement                                --             --         15,210
 Seabrook 2 property losses                                                          --            113          6,280
 Millstone 3 accelerated amortisation, pursuant to 1995 rate settlement          22,040         15,013          1,904
 Regulatory assets covered by CTC (see Note C)                                   16,356             --             --
                                                                              ---------      ---------      ---------
Total depreciation and amortisation expense                                   $ 206,662      $ 236,492      $ 246,379
                                                                              =========      =========      =========



Depreciation is provided annually on a straight-line basis. The provision for depreciation as a percentage of weighted average depreciable transmission and distribution property was 3.4 per cent. in 1998, 3.2 per cent. in 1997, and 3.1 per cent. in 1996. In 1996, New England Energy Incorporated (NEEI), a wholly owned subsidiary of NEES, reduced amortisation expense of its oil and gas properties by $13 million to correct amounts recorded in the years 1990 through 1996. Amortisation of Seabrook and Millstone 3 investments above normal depreciation accruals was in accordance with rate settlement agreements.

6. Oil and gas investments

NEEI participated in a rate-regulated domestic oil and gas exploration, development and production programme through a partnership with a non-affiliated oil company. Losses from this programme, calculated under the full cost method of accounting, have been charged to NEP, and ultimately to distribution customers, in accordance with SEC and Federal Energy Regulatory Commission
(FERC) approvals. Such losses were $11 million and $22 million in 1997 and 1996, respectively. In February 1998, NEEI sold its oil and gas properties for $50 million. NEEI's loss on the sale of approximately $120 million, before tax, has been reimbursed by NEP, and is being recovered through contract termination charges (CTCs). See Note C for a discussion of regulatory asset recovery.

7. Cash

NEES and its subsidiaries classify short-term investments with an original maturity of 90 days or less as cash.

8. Marketable securities

At 31 December, 1998, marketable securities consist primarily of corporate debt, mortgage-backed government securities, and collateralised mortgage obligations. Marketable securities have been categorised as available-for-sale and, as a result, are carried at fair value, based generally on quoted market prices. At 31 December, 1998, NEES had marketable securities with a fair value of approximately $58 million. Fair value closely approximated cost. Marketable securities are available for current operations and are classified as current assets, and have contractual maturities of less than two years. During 1998, the proceeds received from the sales of securities held as available-for-sale totalled approximately $64 million, which resulted in immaterial realised gains and losses.

9. Average common shares

The following table summarises the reconciling amounts between basic and diluted earnings per share (EPS) computations, in compliance with Statement of Financial Accounting Standards No. 128, Earnings per Share, which became effective during 1997 and requires restatement for all prior-period EPS data presented.


Year ended 31 December                                                           1998            1997             1996

Income after interest and minority interest (thousand)                      $ 193,496       $ 232,357        $ 215,399
Less: preferred stock dividends and net gain/loss on reacquisition,
of preferred stock of subsidiaries (thousand)                                 $ 3,454        $ 12,319          $ 6,463
                                                                           ----------      ----------       ----------
Income available to common shareholders (thousand)                          $ 190,042       $ 220,038        $ 208,936
                                                                           ----------      ----------       ----------
Basic EPS                                                                      $ 3.05          $ 3.39           $ 3.22
Diluted EPS                                                                    $ 3.04          $ 3.39           $ 3.22
                                                                           ----------      ----------       ----------
Average common shares outstanding for Basic EPS                            62,359,122      64,899,322       64,960,496
Effect of Dilutive Securities
Average potential common shares related to share-based
compensation plans                                                             96,981          52,863           25,640
                                                                           ----------      ----------       ----------
Average common shares outstanding for Diluted EPS                          62,456,103      64,952,185       64,986,136
                                                                           ==========      ==========       ==========


10. New accounting standards

In 1997, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 131, Disclosure about Segments of an Enterprise and Related Information (FAS 131), which went into effect in 1998. FAS 131 requires the reporting in financial statements of certain new additional information about operating segments of a business. FAS 131 does not currently impact NEES' reporting requirements.

In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits (FAS 132), which revises disclosure requirements for pension and other postretirement benefits. NEES has adopted FAS 132 in its financial statements for the year ending 31 December, 1998. The adoption of FAS 131 and FAS 132 has no impact on NEES' operating results, financial position, or cash flows.

11. Derivative instruments

NEES, through its wholly owned indirect subsidiary, AllEnergy, uses derivative instruments to manage exposure in fluctuations in commodity prices. At this time, AllEnergy uses derivative instruments to manage risks associated with natural gas, propane, and oil prices. Hedge criteria used and accounting for hedge transactions are in accordance with

Statement of Financial Accounting Standards No. 80, Accounting for Futures Contracts (FAS 80). FAS 80 states that in order to qualify as a hedge, price movements in commodity derivatives must be highly correlated with the underlying hedged commodity and must reduce exposure to market fluctuations throughout the hedged period. Any gain or loss on a derivative that qualifies as a hedge under FAS 80 is deferred until recognised in the income statement in the same period as the hedged item is recognised in the income statement.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), which establishes accounting and reporting standards for such instruments. FAS 133 requires recognition of all derivatives as either assets or liabilities on the balance sheet and requires measurement of those instruments at fair value. If certain conditions are met, derivatives may be treated as hedges and accounted for in the income statement in the same manner as under FAS 80. To the extent these conditions are not met, that portion of the gain or loss is reported in earnings immediately. FAS 133 is effective for fiscal years beginning after 15 June, 1999.

As of 31 December, 1998, all of AllEnergy's derivative instruments qualified as hedges under FAS 80, with limited exceptions, and are expected to qualify as hedges under FAS 133. The derivative instruments that do not qualify as hedges under FAS 80 and are recognisable in income immediately are immaterial to NEES.

Note B - Merger Agreements

Merger Agreement with National Grid

On 11 December, 1998, NEES, National Grid, and NGG Holdings entered into an Agreement and Plan of Merger (Merger Agreement). Pursuant to the Merger Agreement, NGG Holdings will merge with and into NEES (the Merger), with NEES becoming a wholly owned subsidiary of National Grid. NEES shareholders will receive $53.75 per share in cash, which will be increased at a rate of $0.003288 each day beginning six months after shareholder approval of the Merger until the Merger is completed, up to a maximum price of $54.35 per share.

The Merger is subject to approval by a majority vote of NEES shareholders as well as National Grid shareholder approval. In addition, the Merger is subject to a number of regulatory and other approvals and consents, including approvals by the SEC, FERC, and Nuclear Regulatory Commission (NRC), support or approval from the states in which NEES operates, and approval under both the
Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Exon-Florio Provisions of the Omnibus Trade and Competitiveness Act of 1988. National Grid has obtained governmental clearance in the UK for the Merger. The Merger is expected to be completed by early 2000.

Merger Agreement with Eastern Utilities Associates

On 1 February, 1999, NEES, Eastern Utilities Associates (EUA), and Research Drive LLC (Research Drive), a directly and indirectly wholly owned subsidiary of NEES, entered into an Agreement and Plan of Merger (EUA Agreement). Pursuant to the EUA Agreement, Research Drive will merge with and into EUA, with EUA becoming a wholly owned subsidiary of NEES. EUA shareholders will receive $31.00 per share in cash, which will be increased at a rate of $0.003 each day beginning six months after EUA shareholder approval of the EUA acquisition until the acquisition is completed or until 30 April, 2000, whichever is earlier.

The acquisition of EUA is subject to approval by a two-thirds vote of EUA shareholders. In addition, the acquisition is subject to a number of regulatory and other approvals and consents, including approvals by the SEC, FERC, and NRC, support or approval from the states in which EUA operates, and approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The EUA acquisition is expected to be completed by early 2000.

Note C - Industry Restructuring

During 1998, pursuant to legislation enacted in Massachusetts, Rhode Island, and New Hampshire, and settlement agreements approved by state and federal regulators (the Settlement Agreements), all NEES customers were provided the right to purchase electricity from the power supplier of their choice. Customers who do not choose a power supplier are able, for a period of time, to continue to purchase their electricity from the NEES companies at a transition rate ("standard offer generation service") which, when combined with delivery charges, results in total rate reductions ranging from 8 to 24 per cent.
compared with rates that had been in effect prior to the introduction of customer choice. Substantially all of the obligations of the NEES companies to provide standard offer generation service are backed by contracts with USGen New England, Inc. (USGen), an indirect wholly owned subsidiary of PG&E Corporation, and other power suppliers.

The Settlement Agreements provide that the costs of NEP's generating investments and related contractual commitments, that were not recovered from the divestiture of those investments ("stranded costs"), are to be recovered from NEP's wholesale customers through CTCs. The affiliated wholesale customers, in turn, are recovering those costs through their delivery charges to distribution customers. Under the Settlement Agreements, the recovery of NEP's stranded costs is divided into several categories. Unrecovered costs associated with generating plants (nuclear and non-nuclear) and most regulatory assets will be fully recovered through the CTC by the end of 2000 and earn a return on equity averaging 9.7 per cent. NEP's obligation relating to the above-market cost of purchased power contracts and nuclear decommissioning costs are recovered through the CTC over a longer period of time, as such costs are actually incurred. The CTC rate was originally set at 2.8 cents per kilowatthour (kWh), and subsequently reduced to approximately 1.5 cents or less per kWh upon completion of the sale of NEP's non-nuclear generating business. As the CTC rate declines, NEP, under certain of the Settlement Agreements, earns incentives based on successful mitigation of its stranded costs. These incentives supplement NEP's return on equity. Finally, the Settlement Agreements provide that until such time as NEP divests its operating nuclear interests, NEP will share with customers, through the CTC, 80 per cent. of the revenues and operating costs related to the units, with shareholders retaining the balance.

Accounting Implications

Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets, and thereby defer the income statement impact of these charges because they are expected to be included in future customer charges. In 1997, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board concluded that a utility that had received approval to recover stranded costs through regulated transmission and distribution rates would be permitted to continue to apply FAS 71 to the recovery of stranded costs.

NEP has received authorisation from the FERC to recover through the CTC substantially all of the costs associated with its former generating business not recovered through the sale of that business. Additionally, FERC Order No. 888 enables transmission companies to recover their specific costs of providing transmission service. Therefore, substantially all of NEP's business, including the recovery of its stranded costs, remains under cost-based rate regulation. Under existing ratemaking practices, NEES' distribution companies will have the ability to recover through rates their specific costs of providing ongoing distribution services. NEES believes these factors and the EITF conclusion allow its principal utility subsidiaries to continue to apply FAS 71. Because of the nuclear cost-sharing provisions related to NEP's CTC, NEP ceased applying FAS 71 in 1997 to 20 per cent. of its ongoing nuclear operations, the impact of which is immaterial.

Currently, there is much regulatory and other movement toward establishing performance-based rates. It is possible that the adoption of performance-based rates, future regulatory rules, or other circumstances could cause the application of FAS 71 to be discontinued. This discontinuation would result in a non-cash write-off of previously established regulatory assets, including those being recovered through NEP's CTC. In addition, reserves for depreciation may also have to be increased to comply with unregulated accounting practices.

As a result of applying FAS 71, NEES has recorded a regulatory asset for the costs that are recoverable from customers through the CTC. The regulatory asset reflects the loss on the sale of NEES' oil and gas business and the unrecovered plant costs in operating nuclear plants (assuming no market value), the costs associated with permanently closed nuclear power plants, and the present value of the payments associated with the above-market cost of purchased power contracts, reduced by the gain from the sale of NEP's non-nuclear generating business. At 31 December, 1998, the regulatory asset related to the CTC was approximately $1.5 billion of which $1.2 billion related to the above-market costs of purchased power contracts. All but approximately $60 million of total net regulatory assets are recoverable under NEP's CTC. These costs relate primarily to NEES' distribution subsidiaries and consist primarily of $48 million of deferred FAS 109 costs (see Note G), and $23 million of unamortised loss on reacquired debt, partially offset by net regulatory liabilities classified in current assets and liabilities.

As described above, the CTC regulatory asset includes the unrecovered plant costs associated with NEP's interest in operating nuclear plants. This balance sheet treatment is due to NEP's conclusion that its interests in the Millstone 3 and Seabrook 1 nuclear generating units have little, if any, market value. Three proposed sales of nuclear units by other utilities have required the seller to set aside amounts for decommissioning in excess of the proceeds from the sale of the units. Two of these proposed sales were agreed upon prior to the end of the third quarter of 1998. As a result, at the end of the third quarter of 1998, NEP recorded an impairment writedown in its reserve for depreciation of approximately $390 million, which represents the net book value at 31 December, 1995, less applicable depreciation subsequent to that date, of Millstone 3 and Seabrook 1. Because the Settlement Agreements permit NEP to recover its pre-1996 investment as well as decommissioning expenses through the CTC, NEP established a regulatory asset in an amount equal to the impairment writedown. Should NEP's efforts to sell its nuclear interests result in a gain over the amounts remaining in the plant account, such gain will be credited to customers through the CTC.

Note D - Divestiture of Generating Business

On 1 September 1998, NEES subsidiaries NEP and Narragansett Electric (collectively, the Sellers) completed the sale of substantially all of their non-nuclear generating business to USGen. The assets sold include three fossil-fueled and 15 hydroelectric generating stations, totalling approximately 4,000 MW of capacity, as well as NEES' 100 per cent. interest in Narragansett Energy Resources Company, a 20 per cent. general partner in the Ocean State Power project, all of which had a book value of approximately $1.1 billion. The NEES companies received $1.59 billion for the sale. The gain on the sale is passed on to customers as a reduction in CTCs, as described in Note C above. In addition, the NEES companies were reimbursed approximately $140 million for costs associated with early retirements and special severance programmes for employees affected by industry restructuring, and the value of inventories. USGen assumed responsibility for environmental conditions at the Sellers' non-nuclear generating stations. USGen also assumed the Sellers' obligations under long-term fuel and fuel transportation contracts, and certain collective bargaining agreements.

As part of the sale, NEP also signed a purchased power transfer agreement through which USGen purchased NEP's entitlement to approximately 1,100 MW of power procured under long-term contracts in exchange for monthly fixed payments by NEP averaging $9.5 million per month through January 2008 (having a net present value of $833 million) toward the above-market cost of those contracts. In some cases, these transfers involved formal assignment of the contracts to USGen and a release of NEP from further obligations to the power supplier, while others did not. For those that involved formal assignment, NEP was required to make a lump sum payment equivalent to the present value of the monthly fixed payment obligations of those contracts. On or prior to the closing date, NEP made lump sum payments totalling approximately $340 million and was released from further obligations relating to two of the contracts. These lump sum payments are separate from the $833 million figure referred to above. USGen is responsible for the balance of the costs under the purchased power contracts. The present value of the future monthly fixed payments is recorded as a liability on the balance sheet. This liability, as well as the lump sum payments previously made, net of amortisation, are also recorded as a regulatory asset on the balance sheet.

As part of the  divestiture  plan, in February  1998,  NEEI sold its oil and gas
properties  for  approximately   $50  million.   NEEI's  loss  on  the  sale  of
approximately $120 million, before tax, has been reimbursed by NEP.

In addition, NEP agreed under the Settlement Agreements to endeavour to sell its minority interest in three nuclear power plants and a 60 MW interest in a fossil-fuelled generating station in Maine.

Note E - Commitments and Contingencies

1. Plant expenditures

The NEES subsidiaries' cash expenditures for utility plant and investments by NEES' unregulated subsidiaries are estimated to be $280 million in 1999. At 31 December, 1998, substantial commitments had been made relative to future planned expenditures.

2. Long-term contracts for the purchase of electricity

Historically, NEP purchased a portion of its electricity requirements pursuant to long-term contracts with owners of various generating units. These contracts expire in various years from 1998 to 2029. See Note D for a discussion of USGen's purchase of NEP's entitlement to approximately 1,100 MW of power procured under long-term contracts.

NEP retained one purchased power contract, with Vermont Yankee, which requires minimum fixed payments, even when the supplier is unable to deliver power, to cover a proportionate share of the capital and fixed operating costs of the unit. This contract has fixed payment requirements of approximately $35 million in 1999, $30 million in 2000, $35 million in 2001 and 2002, $30 million in 2003, and approximately $300 million thereafter. NEP holds an ownership interest in Vermont Yankee.

3. Hazardous waste

The Federal Comprehensive Environmental Response, Compensation and Liability Act, more commonly known as the "Superfund" law, imposes strict, joint and several liability, regardless of fault, for remediation of property contaminated with hazardous substances. A number of states, including Massachusetts, have enacted similar laws.

The electric utility industry typically utilises and/or generates in its operations a range of potentially hazardous products and by-products. NEES subsidiaries currently have in place an internal environmental audit programme and an external waste disposal vendor audit and qualification programme intended to enhance compliance with existing federal, state, and local requirements regarding the handling of potentially hazardous products and by-products.

NEES and/or its subsidiaries have been named as potentially  responsible parties
(PRPs) by either the United States Environmental Protection Agency or the Massachusetts Department of Environmental Protection for 20 sites at which hazardous waste is alleged to have been disposed. Private parties have also contacted or initiated legal proceedings against NEES and certain subsidiaries regarding hazardous waste clean-up. The most prevalent types of hazardous waste sites with which NEES and its subsidiaries have been associated are manufactured gas locations. (Until the early 1970s, NEES was a combined electric and gas holding company system.) NEES is aware of approximately 40 such manufactured gas locations including 10 for which the NEES companies have been identified by either federal or state regulatory agencies as PRPs, mostly located in Massachusetts. NEES has reported the existence of all manufactured gas locations of which it is aware to state environmental regulatory agencies. NEES is engaged in various phases of investigation and remediation work at approximately 20 of the manufactured gas locations. NEES and its subsidiaries are currently aware of other possible hazardous waste sites, and may in the future become aware of additional sites, that they may be held responsible for remediating.

In 1993, the Massachusetts Department of Public Utilities approved a settlement agreement that provides for the rate recovery of remediation costs of former manufactured gas sites and certain other hazardous waste sites located in Massachusetts. Under that agreement, qualified costs related to these sites are paid out of a special fund established on Massachusetts Electric's books. Rate-recoverable contributions of $3 million, adjusted since 1993 for inflation, are added annually to the fund along with interest, lease payments and any recoveries from insurance carriers and other third parties. At 31 December, 1998, the fund had a balance of $47 million.

Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by NEES or its subsidiaries. The NEES companies have recovered amounts from certain insurers, and, where appropriate, intend to seek recovery from other insurers and from other PRPs, but it is uncertain whether, and to what extent, such efforts will be successful. At 31 December, 1998, NEES had total reserves for environmental response costs of $53 million, which includes reserves established in connection with the Massachusetts Electric hazardous waste fund referred to above. NEES believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, are not material to its financial position.

4. Nuclear units

Nuclear Units Permanently Shut Down

Three regional nuclear generating companies in which NEP has a minority interest own nuclear generating units that have been permanently shut down. These three units are as follows:


                                                                        NEP's Investment                     Future Estimated
                                                                                                              Billings to NEP

Unit                                                                     %    ($ million)           Date Retired     ($ million)

Yankee Atomic                                                           30              6          February 1992              24
Connecticut Yankee                                                      15             16          December 1996              75
Maine Yankee                                                            20             16            August 1997             143


In the case of each of these units, NEP has recorded a liability and an offsetting regulatory asset reflecting the estimated future billings from the companies. In a 1993 decision, the FERC allowed Yankee Atomic to recover its undepreciated investment in the plant as well as unfunded nuclear decommissioning costs and other costs. Connecticut Yankee and Maine Yankee have both filed similar requests with the FERC. Several parties have intervened in opposition to both filings. In August 1998, a FERC Administrative Law Judge
(ALJ) issued an initial decision which would allow for full recovery of Connecticut Yankee's unrecovered investment, but precluded a return on that investment. Connecticut Yankee, NEP, and other parties have filed with the FERC exceptions to the ALJ's decision. Should the FERC uphold the ALJ's initial decision in its current form, NEP's share of the loss of the return component would total approximately $12 million to $15 million before taxes. In January 1999, parties in the Maine Yankee proceeding filed a comprehensive settlement agreement with the FERC, under which Maine Yankee would recover all unamortised investment in the plant, including a return on its equity investment of 6.5 per cent., as well as decommissioning costs and other costs. This settlement agreement requires FERC approval. NEP's industry restructuring settlements allow it to recover all costs that the FERC allows these Yankee companies to bill to NEP.

NEP and several other shareholders (Sponsors) of Maine Yankee are parties to 27 contracts (Secondary Purchase Agreements) under which they sold portions of their entitlements to Maine Yankee power output through 2002 to various entities, primarily municipal and cooperative systems in New England (Secondary Purchasers). Virtually all of the Secondary Purchasers had ceased making payments under the Secondary Purchase Agreements, claiming that such agreements excuse further payments upon plant shutdown. In February 1999, a settlement agreement which fully resolves the dispute between the Sponsors and Secondary Purchasers was filed with the FERC, under which the Secondary Purchasers would be required to make certain payments to Maine Yankee, and, in turn, to NEP, related to both past and future obligations under the Secondary Purchase Agreements. This settlement agreement requires FERC approval. Shutdown costs are recoverable from customers under the Settlement Agreements.

A Maine statute provides that if both Maine Yankee and its decommissioning trust fund have insufficient assets to pay for the plant decommissioning, the owners of Maine Yankee are jointly and severally liable for the shortfall.

Operating Nuclear Units

NEP has minority interests in three other nuclear generating units: Vermont Yankee, Millstone 3, and Seabrook 1.

Uncertainties regarding the future of nuclear generating stations, particularly older units, such as Vermont Yankee, are increasing rapidly and could adversely affect their service lives, availability, and costs. These uncertainties stem from a combination of factors, including the acceleration of competitive pressures in the power generation industry and increased NRC scrutiny. NEP performs periodic economic viability reviews of operating nuclear units in which it holds ownership interests.

Millstone 3

In July 1998, Millstone 3 returned to full operation after being shut down since April 1996. Millstone 3 remains on the NRC "Watch List", signifying that it continues to warrant increased NRC attention. Millstone 3 is operated by a subsidiary of Northeast Utilities (NU). NEP is not an owner of the Millstone 2 nuclear generating unit, which is temporarily shut down under NRC orders, or the Millstone 1 nuclear generating unit, which has been permanently shut down. A criminal investigation related to Millstone 3 is ongoing.

In August 1997, NEP sued NU in Massachusetts Superior Court for damages resulting from the tortious conduct of NU that caused the shutdown of Millstone
3. NEP's damages include the costs of replacement power during the outage, costs necessary to return Millstone 3 to safe operation, and other additional costs. Most of NEP's incremental replacement power costs have been recovered from customers, either through fuel adjustment clauses or through provisions in the Settlement Agreements. NEP also seeks punitive damages. NEP also sent a demand for arbitration to Connecticut Light & Power Company and Western Massachusetts Electric Company, both subsidiaries of NU, seeking damages resulting from their breach of obligations under an agreement with NEP and others regarding the operation and ownership of Millstone 3. The arbitration is scheduled for October 1999. In July 1998, the court denied NU's motion to dismiss and its motion to stay pending arbitration. NEP subsequently amended its complaint by, among other things, adding NU's Trustees as defendants. In December 1998, NU moved for summary judgement. NEP's suit has been consolidated with suits filed by other joint owners. The court is in the process of scheduling a trial date. Some or all of the damages awarded from the lawsuit would be refunded to customers.

Nuclear Decommissioning

NEP is liable for its share of decommissioning costs for Millstone 3, Seabrook 1, and all of the Yankees. Decommissioning costs include not only estimated costs to decontaminate the units as required by the NRC, but also costs to dismantle the uncontaminated portion of the units. NEP records decommissioning costs on its books consistent with its rate recovery. NEP is recovering its share of projected decommissioning costs for Millstone 3 and Seabrook 1 through depreciation expense. In addition, NEP is paying its portion of projected decommissioning costs for all of the Yankees through purchased power expense. Such costs reflect estimates of total decommissioning costs approved by the FERC.

In New Hampshire, legislation was recently enacted which makes owners of Seabrook 1, in which NEP owns a 10 per cent. interest, proportional guarantors for decommissioning costs in the event that an owner without a franchise service territory fails to fund its share of decommissioning costs. Currently, a single owner of an approximate 12 per cent. share of Seabrook 1 has no franchise service territory.

The  New  Hampshire  Nuclear  Decommissioning  Finance  Committee  is  reviewing
Seabrook Station's decommissioning estimate and associated annual funding levels. Among the items being considered is the imposition of joint and several liability among the Seabrook joint owners for decommissioning funding. NEP cannot predict what additional liability, if any, may be imposed on it.

The Nuclear Waste Policy Act of 1982 establishes that the federal government (through the Department of Energy (DOE)) is responsible for the disposal of spent nuclear fuel. The federal government requires NEP to pay a fee based on its share of the net generation from the Millstone 3 and Seabrook 1 nuclear generating units. Prior to 1998, NEP recovered this fee through its fuel clause. Under the Settlement Agreements, substantially all of these costs are recovered through CTCs. Similar costs are billed to NEP by Vermont Yankee and also recovered from customers through the same mechanism. In November 1997, ruling on a lawsuit brought against the DOE by numerous utilities and state regulatory commissions, the U.S. Court of Appeals for the District of Columbia (the Appeals Court) held that the DOE was obligated to begin disposing of utilities' spent nuclear fuel by 31 January, 1998. The DOE failed to meet this deadline, and is not expected to have a temporary or permanent repository for spent nuclear fuel for many years. In February 1998, Maine Yankee petitioned the Appeals Court to compel the DOE to remove Maine Yankee's spent fuel from the site. In May 1998, the Appeals Court rejected the petitions of Maine Yankee and the other utilities and state regulatory commissions, stating that the issue of damages was a contractual matter. The operators of the units in which NEP has an obligation, including Maine Yankee, Connecticut Yankee, and Yankee Atomic, continue to pursue damage claims against the DOE in the Federal Court of Claims (Claims Court). In October 1998, the Claims Court ruled that the DOE violated a commitment to remove spent fuel from Yankee Atomic. The Claims Court issued similar rulings in November 1998 related to cases brought by Connecticut Yankee and Maine Yankee. Further proceedings will be scheduled by the Claims Court to decide the amount of damages.

Decommissioning Trust Funds

Each nuclear unit in which NEP has an ownership interest has established a decommissioning trust fund or escrow fund into which payments are being made to meet the projected costs of decommissioning. The table below lists information on each operating nuclear plant in which NEP has an ownership interest.


                                                                    NEP's share of ($ million)

                                                                                 Estimated
                                                      NEP's                         Decom-         Decom-
                                                  Ownership                     missioning     missioning
                                                   Interest      Net Plant        Cost (in           Fund         License
Unit                                                  (%)         Assets           1998 $)      Balances*      Expiration

Vermont Yankee                                           20           34               105             38            2012
Millstone 3                                              12            9**              67             21            2025
Seabrook 1                                               10           15**              50             10            2026


* Certain additional amounts are anticipated to be available through tax deductions.

** Represents post December 1995 spending. See Note C for a discussion of an impairment writedown and establishment of an offsetting regulatory asset.

There is no assurance that decommissioning costs actually incurred by Vermont Yankee, Millstone 3, or Seabrook 1 will not substantially exceed these amounts. For example, decommissioning cost estimates assume the availability of permanent repositories for both low-level and high-level nuclear waste; those repositories do not currently exist. The temporary low-level repository located in Barnwell, South Carolina may become unavailable, which could increase the cost of decommissioning the Yankee Atomic, Connecticut Yankee and Maine Yankee plants. If any of the operating units were shut down prior to the end of their operating licences, which NEP believes is likely, the funds collected for decommissioning to that point would be insufficient. Under the Settlement Agreements discussed in Note C, NEP will recover decommissioning costs through CTCs.

Nuclear Insurance

The Price-Andersen Act limits the amount of liability claims that would have to be paid in the event of a single incident at a nuclear plant to $9.7 billion (based upon 108 licensed reactors). The maximum amount of commercially available insurance coverage to pay such claims is $200 million. The remaining $9.5 billion would be provided by an assessment of up to $88.1 million per incident levied on each of the participating nuclear units in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. The maximum assessment, which was most recently adjusted in 1998, is adjusted for inflation at least every five years. NEP's current interest in Vermont Yankee, Millstone 3, and Seabrook 1 would subject NEP to a $35.4 million maximum assessment per incident. NEP's payment of any such assessment would be limited to a maximum of $4.0 million per year. As a result of the permanent cessation of power operation of the Yankee Atomic, Connecticut Yankee, and Maine Yankee plants, these units have received from the NRC an exemption from participating in the secondary financial protection system under the Price-Anderson Act. However, these plants must continue to maintain $100 million of commercially available nuclear liability insurance coverage.

Each of the nuclear units in which NEP has either an ownership or purchased power interest also carries nuclear property insurance to cover the costs of property damage, decontamination, and premature decommissioning resulting from a nuclear incident. These policies may require additional premium assessments if losses relating to nuclear incidents at units covered by this insurance occur in a prior six-year period. NEP's maximum potential exposure for these assessments, either directly or indirectly, is approximately $4.6 million with respect to the current policy period.

5. Town of Norwood dispute

In September l998, the United States District Court (District Court) for the District of Massachusetts dismissed the lawsuit filed in April 1997 by the Town of Norwood, Massachusetts against NEES and NEP. NEP had been a wholesale power supplier for Norwood pursuant to rates approved by the FERC. In the lawsuit, Norwood had alleged that NEP's divestiture of its power generating assets would violate the terms of a 1983 power contract. Norwood also alleged that the divestiture and recovery of stranded investment costs contravened federal antitrust laws. The District Court judge granted NEES' and NEP's motion for dismissal on the grounds that the contract did not require NEP to retain its generating units, that the FERC-approved filed rates govern these matters, and that Norwood had adequate opportunity at the FERC to litigate these matters. Norwood filed a motion to alter or amend the order of dismissal, which was denied. In December 1998, Norwood filed a second motion to amend judgement and also filed an appeal with the First Circuit Court of Appeals (First Circuit).

In March 1998, Norwood gave notice of its intent to terminate its contract with NEP, without accepting responsibility for its share of NEP's stranded costs, and began taking power from another supplier commencing in April 1998. In May 1998, the FERC ruled that NEP could assess a CTC to any of NEP's unaffiliated customers that choose to terminate their wholesale power contracts early. Norwood claimed that the CTC approved by the FERC did not apply to Norwood; however, in denying Norwood's motion for rehearing, the FERC ruled that the charge did apply to Norwood. Norwood has appealed this decision to the First Circuit. NEP's billings to Norwood for this charge through December 1998 have been approximately $6 million, which remain unpaid. NEP filed a collection action with the Massachusetts Superior Court in December 1998 to recover these amounts. Norwood filed a motion to dismiss or stay in January 1999.

Norwood also appealed the FERC's orders approving the divestiture and the Massachusetts and Rhode Island industry restructuring settlement agreements (including modification of NEP's contracts with Massachusetts Electric and Narragansett Electric) to the First Circuit, despite the FERC's finding that those settlement agreements do not apply to Norwood.

The First Circuit has consolidated all three of Norwood's appeals from the FERC's orders with two other appeals filed by the Northeast Center for Social Issue Studies, which challenge the FERC's approval of NEP's sale of its hydroelectric facilities. The case is to be fully briefed by May 1999.

Note F - Employee Benefits

1. Pension Plans

The NEES companies' retirement plans are non-contributory defined-benefit plans covering substantially all employees. The plans provide pension benefits based on the employee's compensation during the five years prior to retirement. Absent unusual circumstances, the NEES companies' funding policy is to contribute each year the net periodic pension cost for that year. However, the contribution for any year will not be less than the minimum contribution required by federal law or greater than the maximum tax deductible amount.

The plans' funded status at 31 December, 1998 and 1997 were calculated using the assumed rates from 1999 and 1998, respectively, and the 1983 Group Annuity Mortality table.

Plan assets are composed primarily of corporate equity, debt securities, and cash equivalents.

In addition to its regular pension funds shown in the table below, NEES and its subsidiaries have a separate trust fund, commonly referred to as a Rabbi Trust, for certain supplemental pensions and deferred compensation for key executives and employees. The Rabbi Trust is currently invested in municipal bonds, equities, and NEES common shares. At 31 December, 1998 and 1997, the Rabbi Trust held 184,233 and 148,875 NEES common shares, respectively, which are accounted for as treasury stock. At the end of 1998 and 1997, the difference between cost and the market value of investments, other than NEES shares, in the Rabbi Trust was approximately $10.1 million, after tax, and $4.8 million, after tax, respectively. These amounts represent unrealised gains in Rabbi Trust investments. The market value of such external investments was $64 million and $53 million at 31 December, 1998 and 1997, respectively.

2. Post-retirement Benefit Plans Other than Pensions (PBOPs)

The NEES subsidiaries provide health care and life insurance coverage to eligible retired employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage.

The plans' funded status at 31 December, 1998 and 1997 were calculated using the assumed rates in effect for 1999 and 1998, respectively.

The assumptions used in the health care cost trends have a significant effect on the amounts reported. A one percentage point change in the assumed rates would increase the accumulated post-retirement benefit obligation (APBO) as of 31
December, 1998 by approximately $43 million or decrease the APBO by approximately $39 million and change the net periodic cost for 1998 by approximately $4 million.

The NEES subsidiaries fund the annual tax-deductible contributions. Plan assets are invested in equity and debt securities and cash equivalents.

Net pension cost and total cost of PBOPs for 1998, 1997, and 1996 included the following components:


                                                   Pensions                    Post-retirement Benefits Other than
                                                                                            Pensions
Year ended 31 December ($
thousand)                                    1998          1997           1996           1998          1997           1996

Service cost - benefits earned
during the period                        $ 14,903      $ 15,019       $ 14,918        $ 6,397       $ 6,527        $ 6,794
Plus (less):
 Interest cost on projected benefit
 obligation                                55,210        52,497         51,461         23,611        24,249         24,667
 Return on plan assets at expected
 long-term rate                          (60,235)      (55,606)       (52,085)       (18,916)      (16,397)       (12,958)
 Amortisation of transition
 obligation                                 (788)         (766)          (766)         16,897        18,397         18,397
 Amortisation of prior service
 cost                                       1,109         1,629          1,624             57            61             61
 Amortisation of net (gain)/loss            1,889           717          2,029        (7,843)       (7,348)        (5,359)
 Curtailment (gain)/loss                  (9,300)            --             --         56,124            --             --
                                         --------      --------       --------       --------       -------        -------
Benefit cost                              $ 2,788      $ 13,490       $ 17,181       $ 76,327      $ 25,489       $ 31,602
                                         ========      ========       ========       ========       =======        =======
Special termination benefits
not included above                       $ 63,980           $--            $--        $ 4,335           $--            $--
                                         ========      ========       ========       ========       =======        =======



The following table sets forth benefits earned and the plans' funded status:


                                                                       Pensions                Post-retirement
                                                                                             Benefits Other than
                                                                                                   Pensions

At 31 December ($ million)                                             1998           1997          1998           1997



Benefit obligation                                                    $ 843          $ 819         $ 365          $ 348
Unrecognised prior service costs                                        (6)            (8)           (1)            (1)
Transition liability not yet recognised (amortised)                     (2)            (4)         (194)          (276)
Additional minimum liability                                              7              4            --             --
                                                                      -----          -----         -----          -----
                                                                        842            811           170             71
                                                                      -----          -----         -----          -----
Plan assets at fair value                                               837            834           258            239
Transition asset not yet recognised (amortised)                         (6)            (8)            --             --
Net (gain) not yet recognised (amortised)                              (92)           (52)         (151)          (153)
                                                                      -----          -----         -----          -----
                                                                        739            774           107             86
                                                                      -----          -----         -----          -----
Accrued pension/(prepaid) payments recorded
on books                                                              $ 103           $ 37          $ 63         $ (15)
                                                                      =====          =====         =====          =====


The following provides a reconciliation of benefit obligations and plan assets:



                                                                   Pension Benefits            Post-retirement
                                                                                             Benefits Other than
                                                                                                   Pensions

($ million)                                                            1998           1997          1998           1997

Changes in benefit obligation
Benefit obligation at 1 January                                       $ 819          $ 807         $ 348          $ 369
Service cost                                                             14             15             6              7
Interest cost                                                            55             53            24             24
Actuarial (gain)/loss                                                   (5)             59             8           (38)
Benefits paid from plan assets                                         (94)           (47)          (16)           (14)
Special termination benefits                                             64             --             4             --
Curtailment                                                            (11)             --           (9)             --
Plan amendments                                                           1             --            --             --
Dispositions (Yankee Atomic)                                             --           (68)            --             --
                                                                      -----          -----         -----          -----
Benefit obligation at 31 December                                     $ 843          $ 819         $ 365          $ 348
                                                                      =====          =====         =====          =====

Reconciliation of change in plan assets
Fair value of plan assets at 1 January                                $ 834          $ 812         $ 239          $ 202
Actual return on plan assets during year                                 93            130            33             38
Company contributions                                                     4              8             2             13
Benefits paid from plan assets                                         (94)           (47)          (16)           (14)
Dispositions (Yankee Atomic)                                             --           (69)            --             --
                                                                      -----          -----         -----          -----
Fair value of plan assets at 31 December                              $ 837          $ 834         $ 258          $ 239
                                                                      =====          =====         =====          =====

Pension plans with benefit obligations in excess of the fair value of plan assets had aggregate benefit obligations of $66 million and $62 million and plan assets with a fair value of $0 and $0 at 31 December, 1998 and 1997, respectively. All PBOP plans for 1998 and 1997 had aggregate benefit obligations in excess of the fair value of plan assets, the amounts of which are disclosed in the table above.


Year ended 31 December                                                1999          1998          1997          1996

Assumptions used to determine pension cost:
Discount rate                                                        6.75%         6.75%         7.25%         7.25%
Average rate of increase in future compensation levels               4.13%         4.13%         4.13%         4.13%
Expected long-term rate of return on assets                          8.50%         8.50%         8.50%         8.50%
Assumptions used to determine post-retirement benefit cost:
Discount rate                                                        6.75%         6.75%         7.25%         7.25%
Expected long-term rate of return on assets                          8.25%         8.25%         8.25%         8.25%
Health care cost rate - 1996 to 1999                                 5.25%         5.25%         8.00%         8.00%
Health care cost rate - 2000 to 2004                                 5.25%         5.25%         6.25%         6.25%
Health care cost rate - 2005 and beyond                              5.25%         5.25%         5.25%         5.25%



3. Early retirement and special severance programmes

In 1998, NEES subsidiary companies offered a voluntary early retirement programme to all employees who were at least 55 years old with 10 years of service. This programme was part of an organisational review with the goal of streamlining operations and reducing the work force to reflect the sale of the non-nuclear generating business. The early retirement offer was accepted by 758 employees. A special severance programme was also utilised in 1998 for employees affected by the organisational restructuring, but who were not eligible for, or did not accept, the early retirement offer. The cost of these programmes was in part reimbursed by USGen at the closing of the sale of the non-nuclear generating business and will be recovered in part from customers as a component of stranded cost recovery.

4. Stock-based compensation

At 31 December, 1998, NEES has three stock-based compensation plans and measures its compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The compensation cost charged against income for these plans was $6.1 million, $3.3 million, and $3.7 million for 1998, 1997, and 1996, respectively. If compensation cost for stock- based compensation had been accounted for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the cost figures shown above would have been decreased, before taxes, by approximately $1 million and $300,000 in 1998 and 1997, respectively, and had no impact on earnings in 1996. These changes would have increased earnings per average diluted common share by $0.01 in 1998, and had no impact on earnings per share in 1997 and 1996.

Note G - Income Taxes

Total income taxes in the statements of consolidated income are as follows:



Year ended 31 December ($ thousand)          1998           1997           1996
Income taxes charged to operations      $ 122,354      $ 152,024      $ 139,199
Income taxes charged to "Other income"   (18,936)        (7,268)        (3,018)
                                        --------       ---------      ---------
Total income taxes                      $ 103,418      $ 144,756      $ 136,181
                                        ========       =========      =========

Total income taxes, as shown above, consist of the following components:


Year ended 31 December ($ thousand)         1998           1997           1996
Current income taxes                   $ 376,866      $ 175,934      $ 166,509
Deferred income taxes                  (248,722)       (29,260)       (28,652)
Investment tax credits, net             (24,726)        (1,918)        (1,676)
                                        --------       ---------      ---------
Total income taxes                     $ 103,418      $ 144,756      $ 136,181
                                        ========       =========      =========

Total income taxes, as shown above, consist of federal and state components as follows:


Year ended 31 December ($ thousand)         1998           1997           1996
Federal income taxes                    $ 81,963      $ 118,317      $ 111,573
State income taxes                        21,455         26,439         24,608
                                        --------       ---------      ---------
Total income taxes                     $ 103,418      $ 144,756      $ 136,181
                                        ========       =========      =========

Investment tax credits (ITC) of subsidiaries are deferred and amortised over the estimated lives of the property giving rise to the credits. Although investment tax credits were generally eliminated by the 1986 tax legislation, additional carry-forward amounts continue to be recognised. The increase in amortisation of ITC in 1998 results from the recognition in income of unamortised ITC relating to the generating assets divested during 1998.

With  regulatory   approval,   the  subsidiaries   have  adopted   comprehensive
inter-period tax allocation (normalisation) for temporary book/tax differences.

Total income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes. The reasons for the differences are as follows:




Year ended 31 December ($ thousand)                                                 1998           1997           1996

Computed tax at statutory rate                                                 $ 103,920      $ 131,989      $ 123,053
Increases (reductions) in tax resulting from:
 Amortisation of investment tax credits, net                                    (18,682)        (4,469)        (4,347)
 State income tax, net of federal income tax benefit                              13,946         17,185         15,995
All other differences                                                              4,234             51          1,480
                                                                               ---------      ---------      ---------
  Total income taxes                                                           $ 103,418      $ 144,756      $ 136,181
                                                                               =========      =========      =========



The following table identifies the major components of total deferred income taxes:


At 31 December ($ million)               1998          1997
Deferred tax asset:
 Plant related                           $ 88          $ 99
 Investment tax credits                    28            39
 All other                                118           152
                                      -------     ---------
                                        $ 234         $ 290
Deferred tax liability:
 Plant related                        $ (384)       $ (821)
 Equity AFDC                             (38)          (51)
 All other                              (284)         (138)
                                      -------     ---------
                                      $ (706)     $ (1,010)
                                      -------     ---------
 Net deferred tax liability           $ (472)       $ (720)
                                      =======     =========

There were no valuation allowances for deferred tax assets deemed necessary.

Federal income tax returns for NEES and its subsidiaries have been examined and reported on by the Internal Revenue Service through 1993.

Note H - Short-Term Borrowings and Other Current Liabilities

At 31 December, 1998, NEES and its consolidated subsidiaries had lines of credit and standby bond purchase facilities with banks totalling approximately $900 million. These lines and facilities were used at 31 December, 1998 for liquidity support for $372 million of NEP bonds in tax-exempt commercial paper mode (see
Note I). Fees are paid on the lines and facilities in lieu of compensating balances.

The components of other current liabilities are as follows:


At 31 December ($ thousand)               1998          1997
Accrued wages and benefits            $ 23,875      $ 58,281
Rate adjustment mechanisms              79,952        27,152
Customer deposits                       10,999        11,059
Other                                   28,149        23,510
                                     ---------     ---------
                                     $ 142,975     $ 120,002
                                     =========     =========

Note I - Long-Term Debt

Substantially all of the properties of Massachusetts Electric and Narragansett Electric are subject to the lien of mortgage indentures under which mortgage bonds have been issued.

The aggregate payments to retire maturing long-term debt are as follows:


($ thousand)                 1999           2000           2001          2002           2003

Maturing long-term debt  $ 24,480       $ 37,485        $ 6,495      $ 41,500       $ 54,010
Mandatory prepayments      11,827         11,825         11,095        10,593         10,510
                         --------       --------       --------      --------       --------
 Total                   $ 36,307       $ 49,310       $ 17,590      $ 52,093       $ 64,520
                         ========       ========       ========      ========       ========


At 31 December,  1998,  interest  rates on NEP's variable rate bonds ranged from
3.05 per cent. to 3.45 per cent.

At 31 December, 1998, the NEES subsidiaries' long-term debt had a carrying value of approximately $1,095,000,000 and a fair value of approximately $1,177,000,000. The fair value of debt that reprices frequently at market rates approximates carrying value. The fair market value of the NEES subsidiaries' long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the NEES companies for debt of the same remaining maturity.

In order to satisfy certain terms of its mortgage indenture, NEP defeased or retired all $641 million of its mortgage bonds outstanding at the time of the sale of its non-nuclear generating business. NEP retired $372 million of mortgage bonds securing the issuance of a like amount of pollution control revenue bonds (PCRBs), leaving the underlying PCRBs outstanding as unsecured obligations of NEP. Pursuant to a tender offer, NEP purchased $183 million of bonds. Provisions for the payment of the remaining mortgage bonds were made by depositing with trustees approximately $97 million of U.S. treasury obligations sufficient to pay principal, interest, and premium, as applicable, to the maturity date, or to the first date on which the bonds could be redeemed. Both the U.S. treasury obligations and defeased bonds were removed from the balance sheet effective 30 September, 1998.

Note J - Supplementary Quarterly Financial Information (unaudited)



1998 Quarter ended                                                31 March         30 June              30              31
                                                                                                 September        December


 ($ thousand, except per share amounts)
Operating revenue                                                $ 619,563       $ 572,008       $ 630,558       $ 598,404
Operating income                                                  $ 87,146        $ 67,150        $ 92,264        $ 62,279
Net income                                                        $ 56,878        $ 34,409        $ 66,193        $ 32,562
Net income per average common share, basic                          $ 0.88          $ 0.55          $ 1.06          $ 0.56
Net income per average common share, diluted                        $ 0.88          $ 0.54          $ 1.07          $ 0.55
                                                                 =========       =========       =========       =========


1997 Quarter ended                                                31 March         30 June              30              31
                                                                                                 September        December
 ($ thousand, except per share amounts)
Operating revenue                                                $ 638,146       $ 577,625       $ 628,606       $ 658,214
Operating income                                                  $ 94,962        $ 66,583       $ 104,524       $ 100,792
Net income                                                        $ 61,820        $ 32,232        $ 67,746        $ 58,240
Net income per average common share, basic and
diluted                                                             $ 0.95          $ 0.50          $ 1.04          $ 0.90
                                                                 =========       =========       =========       =========



3. Summary of differences from the accounting policies of National Grid under UK GAAP

The main differences between the accounting policies adopted by NEES under US GAAP and those adopted by National Grid under UK GAAP, which impact on net income and common share equity, relate to the accounting for pension costs, deferred taxation and the allowance for equity funds used during construction.

(a) Pension costs

Under US GAAP, the actuarial methods, assumptions and methods of amortising surpluses and deficits differ from those used by National Grid under UK GAAP.

(b) Deferred taxation

Under US GAAP, deferred taxation is provided on a full liability basis on all temporary differences. Under UK GAAP, provision for deferred taxation is generally only made for timing differences which are expected to reverse in the foreseeable future. The material adjustment in 1996 relates principally to the recognised crystallisation of deferred tax liabilities in respect of fossil-fuel and hydro-electric generation assets, following the decision to divest of these assets.

(c) Allowance for equity funds used during construction

Under US GAAP, the estimated cost of equity funds used to finance construction of fixed assets is recognised in other income as an allowance for equity funds used during the course of construction and capitalised in fixed assets. The capitalised allowance for equity funds used during construction is depreciated over the course of the estimated lives of the relevant fixed assets. Under UK GAAP this accounting treatment is not permitted.

The following unaudited statements summarise the material estimated adjustments which reconcile NEES' net income and common share equity from that reported under US GAAP to estimates of those which would have been reported in accordance with the accounting policies of National Grid under UK GAAP.

Net income


Year ended 31 December ($ million)          1998          1997           1996
Net income as reported                     $ 190         $ 220          $ 209
                                         -------       -------        -------

Adjustments for:
Pension costs                                (2)             5              8
Deferred taxation                             --            --          (160)
Allowance for equity funds used
during construction (net of depreciation)      4             4              4
                                         -------       -------        -------
Total adjustments                              2             9          (148)
                                         -------       -------        -------
Net income as adjusted                     $ 192         $ 229           $ 61
                                         =======       =======        =======
Common share equity

At 31 December ($ million)                  1998          1997           1996
Common share equity as reported          $ 1,570       $ 1,744        $ 1,685


Adjustments for:
Pension costs                                 18            20             15
Deferred taxation                            350           350            350
Allowance for equity funds used during
construction (net of depreciation)         (111)         (115)          (119)
Total adjustments                            257           255            246
                                         -------       -------        -------
Common share equity as adjusted          $ 1,827       $ 1,999        $ 1,931
                                         =======       =======        =======

The following is a copy of a letter received from PricewaterhouseCoopers:

The Directors
The National Grid Group plc
National Grid House
Kirby Corner Road
COVENTRY CV4 8JY

N M Rothschild & Sons Limited
New Court
St Swithin's Lane
LONDON EC4P 4DU

Kleinwort Benson Limited
PO Box 560
20 Fenchurch Street
LONDON EC3P 3DB

31 March, 1999

Dear Sirs

The National Grid Group plc ("NGG")

We report on the unaudited restatements under United Kingdom Generally Accepted Accounting Principles ("UK GAAP"), as applied in the financial statements of NGG (the "UK GAAP restatements"), of the consolidated net income of the New England Electric System ("NEES") for each of the years ended 31 December, 1996, 1997 and 1998, and of the common share equity as at those dates prepared under United States Generally Accepted Accounting Principles ("US GAAP"), as applied in the financial statements of NEES. The UK GAAP restatements are set out in Part III of the Circular issued by NGG dated 31 March, 1999.

Responsibilities

It is the responsibility solely of the Directors of NGG to prepare the UK GAAP restatements in accordance with paragraph 12.11 of the Listing Rules of the London Stock Exchange (the "Listing Rules"). It is our responsibility to form an opinion, as required by the Listing Rules, on the UK GAAP restatements and to report our opinion to you.

The UK GAAP restatements incorporate significant adjustments to the historical consolidated financial statements of NEES. The historical consolidated financial statements of NEES for each of the years ended 31 December, 1996 and 1997 were prepared under US GAAP and were audited by Coopers & Lybrand LLP who gave unqualified reports thereon. Those for the year ended 31 December, 1998 were audited by PricewaterhouseCoopers LLP who gave an unqualified report thereon. We do not take any responsibility for any of the historical consolidated financial statements of NEES.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of NEES and its auditors to establish the accounting policies which were applied in the preparation of the historical underlying financial information.

We have considered the evidence supporting the UK GAAP restatements and have discussed the UK GAAP restatements with the Directors of NGG.

Opinion

In our opinion the adjustments made are those appropriate for the purpose of presenting the consolidated net income of NEES for each of the years ended 31 December 1996, 1997 and 1998, and its common share equity as at those dates on a basis consistent in all material respects with UK GAAP and the accounting policies of NGG, and the UK GAAP restatements have been properly compiled on the bases stated.

Yours faithfully

PricewaterhouseCoopers

4.       NEES' press release of 1 February, 1999

The following is the full text of NEES' press release of 1 February, 1999 announcing the proposed merger of NEES and EUA:

               "NEES AND EUA TO MERGE IN $634-MILLION TRANSACTION

              Industry Restructuring-Driven Consolidation Continues

WESTBOROUGH, Mass., Feb. 1, 1999 - In the latest consolidation driven by the restructuring of the region's electricity industry, New England Electric System (NYSE:NES) and Eastern Utilities Associates (NYSE:EUA) announced today that they have signed a merger agreement under which NEES will acquire all outstanding shares of EUA for $31 per share in cash, subject to upward adjustment, as described later.

The merger agreement values the equity of EUA at approximately $634 million and represents a 23% premium above the price of EUA shares on Dec. 4, 1998 (the last trading day before other regional merger announcements affected EUA's share price), and a 5% premium above the closing price on Jan. 29, 1999.

NEES is New England's second largest electric utility, serving 1.3 million customers through its regulated electric companies in Massachusetts, Rhode Island and New Hampshire. The company announced on Dec. 14, 1998, that it will merge with National Grid Group plc, the world's largest independent transmission company, which is based in Coventry, England. Upon completion of that merger, NEES will become a wholly owned subsidiary of National Grid.

The NEES/EUA merger is not contingent upon the NEES/National Grid merger closing, but has the full support of National Grid, according to Rick Sergel, president and chief executive officer of NEES.

EUA is a Boston-based public utility holding company whose subsidiaries include electric transmission and distribution utilities in southeastern Massachusetts and northern and south coastal Rhode Island. These utilities provide electric service to approximately 300,000 customers.

Upon completion of the merger, EUA's operations will be merged into NEES's. The combined company will serve 1.6 million electricity customers in 228 New England communities. The new company will serve more electricity customers in both Massachusetts and Rhode Island than any other company.

NEES and EUA consistently have been the two lowest-cost, major electric companies in the region. It is expected that the geographical fit of the two companies will result in even greater efficiencies. The companies expect to file a rate plan with state regulators in the near future, which will maintain NEES's low rates, and bring EUA's rates to NEES levels in the future.

"This merger of New England's two most cost-conscious electric companies is a natural fit in philosophy, geography and corporate structure," Sergel said.
"Furthermore, it is the first step in fulfilling the promise of the NEES/National Grid merger."

"EUA and NEES share a long history of providing customers with high-quality service at low rates. The synergies between the two companies will create an even stronger company for our customers," EUA Chairman and Chief Executive Officer Donald G. Pardus said. "Equally important, NEES and EUA customers will continue to receive the same great service from the same people."

Sergel will be president and chief executive officer of the combined company upon completion of the merger. Both Pardus and EUA President and Chief Operating Officer John R. Stevens have opted to retire upon the merger's completion. EUA board members will be offered positions on the NEES Advisory Board, and Pardus and Sergel will appoint a transition team representing both companies. EUA Executive Vice President Robert G. Powderly will become president of New England Power Service Company, NEES's subsidiary that provides administrative and support services to the other subsidiaries.

"These are the logical steps to take to ensure a smooth transition as EUA and NEES mesh into a larger, even more efficient, finely tuned operation," Pardus said.

The combined company will have approximately 250 fewer positions. "Our goal is to attain this through voluntary early retirement and attrition," Sergel said. NEES will honor EUA's labor contracts.

The merger is subject to regulatory approvals by the Securities and Exchange Commission, Federal Energy Regulatory Commission, Nuclear Regulatory Commission, and the state utility commissions in Massachusetts and Rhode Island. NEES expects to submit all principal regulatory filings, related both to EUA and National Grid, this month. The merger also requires approval by EUA shareholders. The merger is expected to be completed by early 2000.

EUA shareholders will receive a cash payment of $31 for each share held when the merger is completed. The cash payment will be subject to an increase of $0.003 per share per day if the merger is not completed on or before the date following six months after approval of the merger by EUA shareholders.

NEES will finance the acquisition in part with cash received from the sale of its generating business in September 1998.

EUA shareholders will continue to receive dividends at the current level as declared by the EUA Board of Trustees, until closing of the merger.

Merrill Lynch & Co., Inc. served as financial advisor and delivered a fairness opinion to NEES, as did Salomon Smith Barney Inc. for EUA.

NEES is a public utility holding company headquartered in Westborough, Mass. Massachusetts Electric Company serves 970,000 customers in 146 communities, and Nantucket Electric Company serves 10,000 customers on the island of Nantucket. Narragansett Electric Company serves 330,000 customers in 27 Rhode Island communities, and Granite State Electric Company serves 36,000 customers in 21 New Hampshire communities. Information about NEES is available on the World Wide Web at http://www.nees.com.

Unregulated NEES subsidiaries include AllEnergy, an energy marketing company, and NEESCom, a telecommunications company. NEES subsidiaries employ 3,200 people.

EUA is a public utility holding company headquartered in Boston, Massachusetts whose shares are traded on the New York and Pacific Stock Exchanges. Subsidiaries include Eastern Edison Co., which serves 184,000 customers in 22 communities; Blackstone Valley Electric Co., which serves 85,000 customers in 7 communities; and Newport Electric Corp., which serves 33,000 customers in 4 communities. Unregulated subsidiaries include EUA Cogenex Corp. Together, the regulated and unregulated companies are known as the EUA System. Information about EUA is available on the World Wide Web at http://www.eua.com.

This news release may contain statements that are "forward looking statements" under the federal securities law. Actual results could differ materially from those discussed, and there can be no assurance that estimates of future results can be achieved. For a list of factors that could influence results, please refer to the earnings section of NEES' Form 10-Q for the period ended Sept. 30, 1998. The NEES/EUA merger is also subject to contingencies as discussed herein. The NEES/National Grid merger is subject to the contingencies listed in NEES' Form 8-K dated Dec. 11, 1998."

             PART IV STATEMENTS OF INDEBTEDNESS AND WORKING CAPITAL

1. Statement of indebtedness

Indebtedness

As at the close of business on 28 February, 1999, the consolidated loan capital, borrowings and indebtedness of National Grid Group and NEES Group were as follows:


                                             National              NEES             Total
                                           Grid Group             Group
                                      (pound) million   (pound) million   (pound) million

Indebtedness
Amounts due within one year
Bank loans, overdrafts and temporary
 borrowings                                     158.2                --          158.2
Current portion of long term loans              150.0              29.2          179.2
Amounts due after more than one year
Repayable wholly within five years              551.7             117.1          668.8
Repayable after five years                    1,357.7             546.4        1,904.1
                                              -------             -----        -------
Total indebtedness                            2,217.6             692.7        2,910.3
                                              =======             =====        =======
Contingent liabilities
Outstanding guarantees                           41.8                --           41.8
                                              =======             =====        =======

Notes:

1. The total column included in the above table presents the combined indebtedness of the two groups as if the Acquisition had taken place, but does not include indebtedness in respect of the Acquisition.

2. There has been no material change in the indebtedness or contingent liabilities of National Grid Group or NEES Group since 28 February, 1999.

3. Save for $670.8 million (approximately (pound) 419.2 million) of the NEES Group total indebtedness which is secured, all of the indebtedness in the above table is unsecured and unguaranteed.

Foreign currency amounts have been translated into sterling at exchange rates prevailing on 28 February, 1999, including a rate of $1.60 to (pound) 1.00.

Save as disclosed above, and apart from their respective intra-group liabilities, neither National Grid Group nor NEES Group had outstanding as at 28 February, 1999, any loan capital issued, or created but unissued, term loans, other borrowings or indebtedness in the nature of borrowing, including bank overdrafts and liabilities under acceptances (other than normal trade bills), acceptance credits or hire purchase commitments, or obligations under finance leases, mortgages, charges, guarantees or other contingent liabilities.

Cash

The consolidated cash balance of National Grid Group at the close of business on 28 February, 1999 was (pound) 1,537.6 million. The consolidated cash balance (including marketable securities) of NEES Group at the close of business on 28 February, 1999 was $178.1 million (approximately (pound) 111.3 million).

2. Working capital

National Grid is of the opinion that, having regard to bank and other facilities available to National Grid Group, National Grid Group as enlarged by the Acquisition has sufficient working capital for its present requirements, that is, for at least the next twelve months from the date of this document.

                    PART V SUMMARY OF THE PRINCIPAL TERMS AND
                       CONDITIONS OF THE MERGER AGREEMENT

1.       Introduction

The Merger Agreement sets out the conditions to the closing of the Acquisition. It also contains certain termination rights, mutual representations and warranties and various covenants relating to the operation of the business of NEES in the period prior to Completion, including certain limitations on NEES' operations until Completion.

The Merger Agreement requires National Grid and NEES to close the Acquisition unless any one of the conditions to Completion is not satisfied or waived by the date nine months after the approval of the Acquisition by NEES Shareholders. This date may be extended by six months by either party if the only remaining conditions to the closing are the receipt of certain regulatory approvals. The termination date may be further extended by NEES for six months if National Grid is unable to obtain financing for the Acquisition at the time all completion conditions have been satisfied as a result of significant material disruptions in the financial markets. The Merger Agreement also provides for termination fees to be paid by one party to the other in certain specified circumstances.

2. Principal Conditions

The principal conditions to Completion include the receipt by both National Grid and NEES of approval of their respective shareholders and receipt of certain regulatory approvals and the absence of any governmental order prohibiting Completion. The principal regulatory approvals required include approval by or filings with the SEC under the Public Utility Holding Company Act of 1935, the Federal Energy Regulatory Commission under the Federal Power Act, the Nuclear Regulatory Commission and approvals, consents or supports in the states in which NEES operates or has non-operating interests. The Acquisition also requires clearance under US anti-trust laws.

3. Termination Rights

National Grid and NEES can jointly agree to terminate the Merger Agreement at any time. In addition, either party can terminate the Merger Agreement if Completion does not take place prior to the date nine months from the date of receipt of NEES Shareholder approval, as extended as described above, unless the failure of Completion to take place is the result of the terminating party's breach of its obligations under the Merger Agreement. The Merger Agreement may also be terminated (i) by either party as a result of the material breach of the Merger Agreement by the other party, (ii) by either party if either party fails to obtain the approval of its shareholders, (iii) by either party if the Board of Directors of the other party withdraws its recommendation with respect to the Acquisition, or (iv) by either party if a court of competent jurisdiction issues an order preventing or prohibiting the Acquisition.

In addition to these termination rights, the Merger Agreement may be terminated by NEES if its Board of Directors determines, in certain circumstances, that its fiduciary obligations require NEES to terminate the Merger Agreement as a result of a more favourable acquisition proposal from a third party. NEES may also terminate the Merger Agreement if National Grid fails to deliver the consideration for the Acquisition when all conditions to National Grid's obligation to close have been satisfied or waived.

If the required approval of the SEC under the Public Utility Holding Company Act of 1935 is not received by the date twelve months after approval of the Acquisition by NEES Shareholders, and National Grid certifies to NEES that it reasonably believes that the SEC will not issue an order on or prior to the extended termination date, National Grid may terminate the Merger Agreement.

4. Effect of Termination in Certain Circumstances

NEES is required to make a payment to National Grid in the amount of $100,000,000 plus National Grid's documented out-of-pocket expenses up to $10,000,000 as National Grid's exclusive remedy if the Merger Agreement is terminated for any of the following reasons:

     NEES' Board of Directors  terminates  the Merger  Agreement  because it has
     determined  that  its  fiduciary   obligations  require  it  to  accept  an
     alternative acquisition proposal;

     National Grid terminates the Merger Agreement because NEES' Board of Directors withdraws its recommendation for approval of the Acquisition prior to obtaining NEES Shareholder approval of the Acquisition;

     National Grid terminates the Merger Agreement because NEES Shareholders fail to approve the Acquisition while an alternative acquisition proposal from a third party is outstanding and NEES enters into a definitive agreement for the alternative acquisition proposal within two years;

     National Grid terminates the Merger Agreement because NEES has materially breached a representation, warranty or covenant of the Merger Agreement while an alternative proposal from a third party is outstanding and NEES enters into a definitive agreement for the alternative acquisition proposal within two years; and

     NEES terminates the Merger Agreement because Completion has not occurred by a date nine months after approval of the Acquisition by NEES Shareholders, as extended as described above, and at the time of termination (i) an alternative acquisition proposal from a third party is outstanding and (ii) NEES enters into a definitive agreement for the alternative acquisition proposal within two years.

National Grid is required to make a payment to NEES in the amount of $100,000,000, plus, in the case of the withdrawal by the National Grid Board of its recommendation for approval of the Acquisition, NEES' documented out-of-pocket expenses up to $10,000,000 as NEES' exclusive remedy if the Merger Agreement is terminated for any of the following reasons:

     The Board of National Grid withdraws its recommendation for approval of the Acquisition prior to obtaining National Grid Shareholder approval of the Acquisition; and

     National Grid is unable to obtain financing for the Acquisition as a result of significant material disruptions in the financial markets.

National Grid will pay NEES a termination fee of $75,000,000 plus up to $10,000,000 for documented out-of-pocket expenses if National Grid terminates after the twelve month anniversary of NEES Shareholder approval because an order from the SEC approving the Acquisition has not been issued, and National Grid reasonably believes that the SEC will not issue an order on or before the extended termination date.

National Grid will pay NEES for documented out-of-pocket expenses up to $10,000,000 if NEES terminates because of National Grid's (i) material breach of its representations and warranties, (ii) failure to perform and comply with its convenants under the Merger Agreement or (iii) failure to obtain National Grid Shareholder approval.

                         PART VI ADDITIONAL INFORMATION

1. Responsibility

The Directors, whose names appear in paragraph 3.1 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Registered office

The registered and head office of the Company is National Grid House, Kirby Corner Road, Coventry CV4 8JY.

3. Directors of the Company and other interests

3.1 The names and principal functions of the Directors of the Company are as follows:

David Jefferies CBE, FEng           (Chairman)
James Ross                          (Deputy Chairman)
David Jones                         (Group Chief Executive)
Stephen Box                         (Finance Director)
Wob Gerretsen                       (Business Development Director)
Dr. Roger Urwin                     (Managing Director, Transmission)
Bob Faircloth                       (Non-executive Director)
John Grant                          (Non-executive Director)
Richard Reynolds                    (Non-executive Director)
Malcolm Williamson                  (Non-executive Director)

     all of National Grid House, Kirby Corner Road, Coventry CV4 8JY.

3.2 As at 25 March, 1999 (being the latest practicable date prior to publication of this document), the interests of the Directors and their immediate families and persons connected (within the meaning of Section 346 of the Act) with such persons, in the share capital of the Company (all of which, unless otherwise stated, are beneficial) which (i) have been notified to the Company pursuant to Sections 324 or 328 of the Act; or (ii) are required to be entered into the register referred to in Section 325 of the Act; or (iii) are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (i) or (ii) above, and the existence of which is known to, or could with reasonable diligence be ascertained by, that person, were as follows:



                                Number of     Percentage of       National          Exercise
Director                    National Grid   issued National    Grid Shares    Price/National
                                   Shares       Grid Shares   under option        Grid Share


David Jefferies                   359,389            0.2444        355,457             64.6p
                                                                    36,771             90.2p
                                                                    26,352            118.9p
David Jones                        96,221            0.0065          6,678            146.0p
                                                                   230,837            280.5p
                                                                   146,906           375.75p
                                                                    28,166                 0
Stephen Box                         1,773            0.0001        160,427            280.5p
                                                                    93,147           375.75p
                                                                     2,955                 0
                                                                     3,125            312.0p




                                      -51-





Wob Gerretsen                       8,387            0.0006         10,648            162.0p
                                                                   151,515            280.5p
                                                                    81,820           375.75p
                                                                    13,978                 0
Roger Urwin                       113,187            0.0077         10,648            162.0p
                                                                   169,340            280.5p
                                                                    91,656           375.75p
                                                                    20,106                 0

* total exercise price for all options granted to the person set out opposite is (pound) 1.00.

Each of David Jones, Stephen Box, Wob Gerretsen and Roger Urwin is, for the purposes of the Act, deemed to have an interest in 6,993,439 National Grid Shares held by the National Grid Qualifying Employee Share Ownership Trust (QUEST) as a potential beneficiary under the QUEST.

3.3 Save as disclosed in paragraph 3.2 above, none of the Directors has any interest in the share or loan capital of the Company or any of its subsidiaries nor has the Company or any of its subsidiaries provided any guarantees for the benefit of the Directors as at 25 March, 1999.

3.4 Save as described in this paragraph, none of the Directors has an existing or proposed service contract with any member of National Grid Group:

(a) On 17 November, 1995, David Jones entered into a service agreement jointly with NGC and the Company (for the purpose of this paragraph 3.4 the "Companies") pursuant to which he is employed as Chief Executive. David Jones receives a base salary of (pound) 300,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' Performance-Related Bonus Scheme. Long term incentives are provided through an executive share option scheme. David Jones is provided with a car and receives death-in-service life cover. David Jones is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme.

     Pension arrangements for Directors provide for them to retire at age 60, although they may, at the Companies' request, remain as directors until the Companies' normal retirement age (currently 63). David Jones' service agreement is terminable by him on 12 months' written notice and by the Companies on 12 months' written notice.

(b) On 17 November, 1995, Wob Gerretsen entered into a service agreement jointly with the Companies pursuant to which he is employed as Business Development Director. Wob Gerretsen receives a base salary of (pound) 183,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' Performance-Related Bonus Scheme. Long term incentives are provided through an executive share option scheme. Wob Gerretsen is provided with a car and receives death-in-service life cover. Wob Gerretsen is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Wob Gerretsen is subject to a pensions earnings cap, the Companies have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

     Pension arrangements for Directors provide for them to retire at age 60, although they may, at the Companies' request, remain as directors until the Companies' normal retirement age (currently 63). Wob Gerretsen's service agreement is terminable by him on 12 months' written notice and by the Companies on 12 months' written notice.

(c) On 17 November, 1995, Roger Urwin entered into a service agreement jointly with the Companies pursuant to which he is employed as Managing Director, Transmission. Roger Urwin receives a base salary of (pound) 205,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' Performance-Related Bonus Scheme. Long term incentives are provided through an executive share option scheme. Roger Urwin is provided with a car and receives death-in-service life cover. Roger Urwin is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme.

     Pension arrangements for Directors provide for them to retire at age 60, although they may, at the Companies' request, remain as directors until the Companies' normal retirement age (currently 63). Roger Urwin's service agreement is terminable by him on 12 months' written notice and by the Companies on 12 months' written notice.

(d) On 4 August, 1997, Stephen Box entered into a service agreement jointly with the Companies pursuant to which he is employed as Finance Director. Stephen Box receives a base salary of (pound) 200,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group
     Directors' Performance-Related Bonus Scheme. Long term incentives are provided through an executive share option scheme. Stephen Box is provided with a car and receives death-in-service life cover. Stephen Box is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Stephen Box is subject to a pensions earnings cap, the Companies have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

     Pension arrangements for Directors provide for them to retire at age 60, although they may, at the Companies' request, remain as directors until the Companies' normal retirement age (currently 63). Stephen Box's service agreement is terminable by him on 12 months' written notice and by the Companies on not less than 12 months' written notice provided that notice shall not expire earlier than 3 August, 2000.

3.5 On Completion, Rick Sergel will be appointed as an additional director of National Grid and will enter into a service agreement with the Company pursuant to which he will be employed as President and Chief Executive Officer of NEES. Rick Sergel will receive no additional salary for being a director of National Grid. His base salary as President and Chief Executive Officer of NEES will be not less than $550,000 and he will have an annual bonus opportunity under the NEES annual bonus arrangement. Long term incentives will be provided under the National Grid Executive Share Option Scheme including a grant, as soon as practicable following the entry into the service agreement, of an option to acquire the number of National Grid Shares such that the aggregate fair market value of such National Grid Shares equals $1,650,000. He will continue to participate in NEES' Executive Retirement Plan and in other welfare plans, retirement, incentive and fringe benefit plans on the same basis as other executive officers in NEES. The NEES Executive Retirement Plan does not mandate a retirement age.

     Rick Sergel's service agreement will be for an initial fixed term of three years, subject to a one year notice period by the Company after the initial two year period. The contract may be terminable by him on six months' written notice at any time.

3.6 No Director has any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of National Grid Group and which was effected by any member of National Grid Group during the current or immediately preceding financial year or which was effected by any member of National Grid Group during any earlier financial year and remains in any respect outstanding or unperformed.

3.7 In so far as is known to the Company, as at 25 March, 1999 (being the latest practicable date prior to publication of this document), the following are interested in three per cent. or more of the Company's issued ordinary share capital:


Shareholder                                    Percentage of issued
                                               National Grid Shares
HSBC*                                                         11.60
Prudential Corporation plc                                     5.99

* National Grid has been advised that as a result of a structured transaction with HSBC, the Olayan group has an economic exposure to the performance of National Grid Shares.

Save as disclosed in this paragraph 3.7, the Directors are not aware of any interest which as at 25 March, 1999, represented three per cent. or more of the issued ordinary share capital of the Company.

4.   Litigation

4.1 The Electricity Supply Pension Scheme (ESPS) is an industry-wide pension scheme covering employees of the electricity industry in England and Wales and is the principal pension arrangement for employees of NGC. The ESPS is divided into sections, each of which has its own trustees and is treated separately for the purposes of valuing its assets and liabilities. NGC is the sole participating employer in its section of the ESPS.

     In 1992, an independent actuarial valuation of the NGC section of the ESPS showed that the NGC section was in surplus. Having received legal advice that this course of action was lawful, NGC used part of the surplus to suspend certain of its employer's contributions and to make up deficiencies in the funding of pension entitlements of employees taking early retirement. The remainder of the surplus was used to increase widows', widowers' and dependants' benefits.

     No money was removed at any time from the NGC section of the ESPS, which has been and continues to be in substantial surplus.

     On 7 February, 1997, the Pensions Ombudsman published his determination on a complaint made by two pensioners concerning the use of the surplus in the NGC section. The determination required NGC to pay to the NGC section with interest the contributions unpaid during the period from late 1992 to February 1995.

     On  10  June,   1997,   NGC's  appeal  against  the  Pensions   Ombudsman's
     determination was upheld by the High Court, whereupon the pensioners appealed against the High Court's decision.

     Judgment on the pensioners' appeals was handed down by the Court of Appeal on 10 February, 1999. The judgment confirmed that the members of the ESPS have no property rights in any surplus which is revealed by an actuarial valuation and that, where such a surplus is revealed, the ESPS permits the use of the surplus for the employer's benefit. However, the judgment concluded that NGC had not been entitled unilaterally to cancel any accrued liabilities.

     The Court of Appeal's judgment did not determine whether or not NGC should be required to pay any amount to the NGC section or whether a retrospective amendment to be made now could validly cancel any accrued liabilities owed by NGC. A further hearing will be held with a view to resolving these and related issues, but is unlikely to take place before mid-April 1999. NGC has received legal advice to the effect that its liability, if any, is unlikely to exceed (pound) 7.8 million (representing its unpaid contributions between late December 1992 and 27 May, 1993, when the Scheme Actuary, pursuant to the relevant provisions of the ESPS, certified that NGC's arrangements to deal with the 1992 surplus were reasonable), plus interest at a rate which is also an issue to be determined at the further hearing.

     In giving its judgment, the Court of Appeal indicated that, having regard to the significance of the issues, it would be appropriate for the case to go to the House of Lords. When the outcome of the further hearing is known, each of the parties will be able to decide whether an appeal should be made to the House of Lords.

4.2 Save as disclosed in paragraph 4.1, the Company is not, nor has been, involved in, nor are there so far as the Company is aware pending or threatened by or against it or any of its subsidiaries, any legal or arbitration proceedings which may have, or have had during the previous 12 months, a significant effect on the financial position of the Company or any of its subsidiaries.

4.3 In September 1998, the United States District Court for the District of Massachusetts dismissed the lawsuit filed in April 1997 by the Town of Norwood, Massachusetts against NEES and its subsidiary, New England Power Company ("NEP"). NEP had been a wholesale power supplier for Norwood pursuant to rates approved by the Federal Energy Regulatory Commission ("FERC"). In the lawsuit, Norwood alleged that NEP's divestiture of its power generating assets would violate the terms of a 1983 power contract. Norwood also alleged that the divestiture and recovery of stranded investment costs contravened federal anti-trust laws. The District Court granted NEES' and NEP's motion for dismissal. Norwood has appealed the decision.

     Norwood is also appealing three FERC rulings: (i) that NEP could assess a contract termination charge to any of NEP's unaffiliated customers that choose to terminate their wholesale power contracts early; (ii) approving the divestiture of NEP's generating assets; and (iii) approving the Massachusetts and Rhode Island industry restructuring settlement agreements. These appeals have been consolidated and are pending before the First Circuit Court of Appeals.

     Since April 1998, Norwood has not paid NEP billings that NEP believes are due under its power contract. NEP has filed a lawsuit against Norwood in the Massachusetts state court to collect these charges which total $6 million up to 31 December, 1998.

4.4 Save as disclosed in paragraph 4.3, NEES is not, nor has been, involved in, nor are there so far as NEES is aware pending or threatened by or against it or any of its subsidiaries, any legal or arbitration proceedings which may have, or have had during the previous 12 months, a significant effect on the financial position of NEES or any of its subsidiaries.

5.   Material contracts

5.1 Save for the contracts described below and contracts available for inspection within the last two years, no contracts (not being contracts entered into in the ordinary course of business) have been entered into by any member of National Grid Group within the two years immediately preceding the date of this document which are or may be material:

     (a) the Merger Agreement, particulars of which are summarised in Part V of this document;

     (b) two agreements each dated 10 December, 1998, and made between (1) National Grid Brazil B.V. (a subsidiary of the Company) ("NG Brazil"),
          (2) Nunemasia Comercial Ltda. (a company jointly owned by France Telecom S.A. and Sprint Corporation) ("Nunemasia") and (3) Noresko Comercial Ltda. (a company jointly owned by NG Brazil and Nunemasia) (together the "Consortium") whereby for a consideration of (pound) 25 million, the Consortium (of which 50 per cent. is owned by the Company and 25 per cent. is owned by each of France Telecom S.A. and Sprint Corporation), has been awarded a 40 year licence to provide telecommunications services, including inter-regional and international services, in Brazil;

     (c) an agreement dated 10 December, 1998, and made between (1) the Company, (2) France Telecom S.A. and (3) Sprint Corporation whereby in respect of the Consortium, the Company has guaranteed the obligations of NG Brazil and each of France Telecom S.A. and Sprint Corporation has severally guaranteed the obligations of Nunemasia;

     (d) a Placing Agreement dated 22 January, 1999 (the "Placing Agreement"), and made between (1) the Company, (2) NGG Telecoms Limited ("NGGT"),
          (3) HSBC as Lead Manager and (4) the other managers named therein (together with HSBC, the "Managers") whereby:

          (i) the Company, as agent for NGGT, agreed to sell 60,000,000 ordinary shares of 50p each in the capital of Energis (the "Sale Shares") to purchasers procured by the Managers;

          (ii) the Company agreed to pay the Managers a combined management, selling and underwriting commission of 3 per cent. of the aggregate sale price of the Sale Shares, together with the fees and expenses of the Managers;

          (iii)certain representations, undertakings and warranties were given by the Company and NGGT in favour of the Managers and the Company and NGGT agreed to indemnify the Managers against certain liabilities; and

          (iv) undertakings were given by the Company and NGGT that they would not, without the prior consent of HSBC (such consent not to be unreasonably withheld), either offer shares in Energis for a period of six months from the date of the Placing Agreement or authorise, or consent to, the issue or allotment of any shares in Energis (except to vote in favour of a resolution to increase the authorised share capital of Energis or to grant the directors of Energis an authority to issue shares at an annual general meeting of Energis) for a period of six months from the date of the Placing Agreement; and

     (e) an agreement dated 5 March, 1999, and made between (1) National Grid (as guarantor and borrower), (2) NGC (as borrower) (together, the "Borrowers"), (3) ABN Amro Bank N.V., Barclays Capital, Chase Manhattan PLC, Deutsche Bank AG London, Dresdner Kleinwort Benson and HSBC (as lead arrangers), (4) HSBC (as agent) and (5) certain banks and financial institutions (the "Banks") (the "Credit Agreement") whereby:

          (i) a $850,000,000 term loan facility has been made available to National Grid and any of its wholly-owned UK subsidiaries, other than NGC, and any other nominated subsidiary of National Grid, other than NGC, which is a party to, or accedes to, the Credit Agreement and is approved by all of the Banks (each an "Additional Borrower") ("Facility A");

          (ii) a $550,000,000 multi-currency revolving credit facility has been made available to National Grid and any Additional Borrower ("Facility B");

          (iii)a $1,350,000,000 364 day dollar-denominated revolving credit facility has been made available to National Grid and any Additional Borrower ("Facility C"); and

          (iv) a   (pound) 250,000,000  multi-currency   revolving   credit  and
               acceptance credit facility has been made available to NGC ("Facility D").

     Facility A is available for drawing until two years from the date of the Credit Agreement and is to be repaid in one instalment on the date falling five years from the date of the Credit Agreement. It is to be used in or towards (1) financing or refinancing the proposed acquisition of EUA, together with acquisition costs and other fees and expenses and the refinancing of existing borrowings of the EUA group, and (2) for the general corporate purposes of National Grid Group.

     Facility B is available for drawing on a revolving basis for approximately five years from the date of the Credit Agreement. It is to be used to meet the general corporate purposes of National Grid Group including the financing of acquisitions, the refinancing of existing borrowings and for general working capital.

     Facility C is available for drawing on a revolving basis until the date falling 364 days from the date of the Credit Agreement, unless some or all of the Banks agree to extend the availability period for a further 364 days, in which case the availability period for the portion of Facility C provided by such Banks shall be so extended. National Grid has a term-out option which allows it to convert its outstanding advances under Facility C to term loans and thereafter repay all such term-out advances by the date falling not later than three years after the date of the Credit Agreement. Facility C is to be used towards financing the Acquisition and for refinancing existing borrowings of NEES Group. If the Acquisition is not completed during the period in which Facility C is available to be drawn, National Grid has the right to draw down the facility in full and place the proceeds in a segregated deposit account pending Completion.

     Facility D is available for drawing only by NGC on a revolving basis for approximately five years from the date of the Credit Agreement. It is to be used to provide working capital and to meet the general corporate purposes of NGC and its subsidiaries.

     The rate of interest payable by the Borrowers and any Additional Borrower is LIBOR together with margins of 57.5 basis points for Facilities A, B and C and 52.5 basis points for Facility D which margins may be reduced after Completion upon satisfaction of certain conditions, plus any associated regulatory costs. In addition, certain fees and expenses are payable by the Borrowers in connection with the Credit Agreement including commitment fees, management fees and agency fees.

5.2 Save for the contracts described below, no contracts (not being contracts entered into in the ordinary course of business) have been entered into by any member of NEES Group within the two years immediately preceding the date of this document which are or may be material:

     (a) an Asset Purchase Agreement dated 5 August, 1997, as amended (the "Generating Asset Purchase Agreement"), and made between (1) NEP, (2) The Narragansett Electric Company, a subsidiary of NEES ("Narragansett"), and (3) US Gen New England, Inc., an indirect wholly-owned subsidiary of PG&E Corporation ("USGenNE"), whereby:

          (i) USGenNE purchased, on 1 September, 1998, substantially all of the non-nuclear generating business of NEP and Narragansett, including NEP's interests in purchased power contracts, but excluding NEP's interest in the Wyman 4 generating station and certain small diesel units in three locations;

          (ii) PG&E Corporation executed a guarantee, guaranteeing the performance by USGenNE of all of USGenNE's obligations (including the making of all required payments) under the Generating Asset Purchase Agreement and the PPA Transfer Agreement referred to in paragraph (b) below;

          (iii)USGenNE paid $1.59 billion to NEP and Narragansett for the assets acquired under the Generating Asset Purchase Agreement. In addition, USGenNE reimbursed the relevant NEES subsidiaries approximately $140 million for costs associated with early retirements and special severance programmes for employees affected by industry restructuring, and the value of inventories; and

          (iv) USGenNE assumed most of the sellers' obligations related to the non-nuclear generating business, including responsibility for environmental conditions at the stations that were sold, long-term fuel and fuel transportation contracts, and certain collective bargaining agreements. The Generating Asset Purchase Agreement contains indemnification provisions standard to agreements of this nature in the US;

     (b) an Amended and Restated PPA Transfer Agreement dated as of 29 October, 1997, and made between NEP and (2) USGenNE (the "PPA Transfer Agreement"); and the OSP PPA Transfer Agreement dated as of 29 October, 1997, and made between (1) NEP and (2) USGenNE (the "OSP PPA Transfer Agreement"), whereby:

          (i) pursuant to the Generating Asset Purchase Agreement summarised in paragraph (a) above, NEP committed to try to assign power purchase agreements covering approximately 1,100 MW of power (the "PPAs") to USGenNE prior to the closing of that disposal. The PPA Transfer Agreement and the OSP PPA Transfer Agreement (which was assigned to TransCanada Power Marketing Ltd. on 1 September,
               1998) set forth the obligations of the parties with respect to those PPAs that were not able to be assigned;

          (ii) PPAs representing approximately 320 MW have been assigned and are no longer subject to the PPA Transfer Agreement, and the OSP PPA Transfer Agreement has been terminated;

          (iii)with respect to those PPAs that have not been assigned, USGenNE is acting as NEP's agent in order that USGenNE have, to the maximum extent possible, the full economic benefit (or burden) of such contracts;

          (iv) as NEP's agent, USGenNE administers the PPAs. USGenNE is authorised to take all actions that NEP may lawfully take under the PPAs without further approval by NEP; except that NEP's prior written consent is required for certain material actions;

          (v) NEP makes available to USGenNE, at the point at which a power seller makes delivery to NEP, all energy and any other benefits NEP receives under each PPA from such power seller. USGenNE pays to NEP each month all amounts due from NEP to a power seller for the preceding month less the amount of a monthly support payment averaging $9.5 million per month up to 31 January, 2008; and

          (vi) under certain conditions involving formal assignment of the contracts to USGenNE and a release of NEP from further obligations to the power supplier, NEP is required to make a lump sum payment of the present value of the monthly fixed contribution obligation attributable to the assigned contract;

     (c) an Asset Purchase Agreement dated as of 27 January, 1998 (the "Oil and Gas Property Agreement"), and made between (1) New England Energy Inc., a subsidiary of NEES ("NEEI") and (2) Samedan Oil Corporation ("Samedan"), whereby:

          (i) Samedan paid approximately $50,000,000 to NEEI for 21 oil and gas properties, with ownership transfer effective as of 1 January, 1998. The properties consisted of oil and gas offshore interests in the Gulf of Mexico and onshore interests located in Texas and Wyoming;

          (ii) Samedan agreed to assume all future liabilities, including those for plugging and abandoning the properties; and

          (iii)NEEI agreed to indemnify Samedan against claims related to the properties prior to 1 January, 1998; and

     (d) an Agreement and Plan of Merger dated 1 February, 1999, and made between (1) NEES, (2) Research Drive LLC, a Massachusetts limited liability company which is directly and indirectly wholly owned by NEES ("LLC") and (3) EUA, a Massachusetts business trust (the "EUA Merger Agreement"), whereby LLC will merge with and into EUA (the "EUA Acquisition"), with EUA being the surviving entity and becoming a wholly owned subsidiary of NEES. Under the terms of the EUA Merger Agreement, each outstanding share of EUA's common stock will be converted into the right to receive $31.00 in cash, as may be adjusted as follows: if the closing date does not occur on or prior to the date that is the six month anniversary of the date on which EUA shareholders approve the EUA Acquisition (the "Adjustment Date"), then the per share amount shall be increased for each day after the Adjustment Date up to and including the day which is one day prior to the earlier of the closing date and 1 May, 2000 (the "Extended Termination Date" as defined below), by an amount equal to $0.003. NEES expects that the EUA Acquisition will be completed by early 2000.

          The EUA Acquisition is subject to certain conditions, including the approval of EUA's shareholders by an affirmative vote of two-thirds of the outstanding EUA shares and the receipt of all necessary governmental approvals and the making of all necessary governmental filings, including the consent or approval of certain state utility regulators, the approval of the Federal Energy Regulatory Commission, the approval of the SEC under the Public Utility Holding Company Act of 1935 and the approval of the Nuclear Regulatory Commission. The EUA Acquisition also requires clearance under US anti-trust laws. The EUA Acquisition is not conditional on Completion.

          Either party may terminate the EUA Merger Agreement if: (i) the EUA Acquisition has not been effected by 31 December, 1999 (the "Initial Termination Date"), provided that if the parties are otherwise ready to close, but certain statutory approvals are not yet obtained, the Initial Termination Date will be extended to 30 April, 2000 (the "Extended Termination Date"), or (ii) any law, rule or regulation is adopted which makes the EUA Acquisition illegal. NEES may terminate the EUA Merger Agreement if: (i) EUA fails to obtain shareholder approval, (ii) there has been a material breach of EUA's representations, warranties or agreements under the EUA Merger Agreement, (iii) EUA's Board withdraws or modifies its approval of the EUA Acquisition or its recommendation to its shareholders or (iv) EUA's Board approves, recommends or takes no position regarding an alternative proposal. EUA may terminate the EUA Merger Agreement: (i) if NEES fails to deliver the merger consideration, (ii) if there has been a material breach of NEES's representations, warranties or agreements under the EUA Merger Agreement or (iii) under certain circumstances in order to accept an alternative proposal if EUA's Board determines that such termination is necessary to act in a manner consistent with its fiduciary duties.

          EUA will pay NEES a termination fee of $20 million plus up to $5 million for documented out-of-pocket expenses if: (i) EUA terminates the EUA Merger Agreement because EUA's Board determined that termination was necessary for EUA's Board to act consistently with its fiduciary duties under applicable law; or (ii) the EUA Merger Agreement is terminated by NEES at a time when an alternative business proposal is pending because (a) EUA shareholder approval was not obtained, (b) EUA materially breached its representations, warranties or agreements under the EUA Merger Agreement or EUA's Board take a position adverse to the EUA Acquisition or (c) EUA terminates the EUA Merger Agreement because closing has not occurred by the Extended Termination Date and then in addition to (a), (b), or (c) EUA enters into a merger or acquisition agreement with the third party within two years of such termination.

          NEES will pay EUA a termination fee of $10 million plus up to $5 million for documented out-of-pocket expenses if either party terminates because the closing date has not occurred by the Initial Termination Date, or if the Initial Termination Date is extended, the Extended Termination Date, provided, that the closing date has not failed to occur due to a failure on the part of the terminating party to fulfil any obligation under the EUA Merger Agreement and on the date of such termination: (i) all conditions to closing have been fulfilled or are capable of being fulfilled other than the condition requiring that certain statutory consents and approvals be obtained; (ii) if the date of termination is any date other than the Extended Termination Date or a date thereafter, all conditions of each party have been fulfilled or are capable of being fulfilled other than the conditions concerning statutory consents and approvals and the certification of NEES and LLC's performance of obligations; and (iii) the Acquisition has not been completed.

6. Miscellaneous

6.1  Significant changes

     (a) Save as disclosed in paragraphs 1, 5, 6, 7 and 8 of the Chairman's letter in Part I of this document, the Directors are not aware of any significant change in the financial or trading position of National Grid Group since 30 September, 1998, the date to which the last interim financial statements of National Grid Group were made up.

     (b) Save for the EUA Acquisition, details of which are set out in section 4 of Part III of this document and in paragraph 5.2 above, the Directors are not aware of any significant change in the financial or trading position of NEES Group since 31 December, 1998, the date to which the last financial statements of NEES Group were made up.

6.2  Consents

     (a) Rothschild, which is regulated by The Securities and Futures Authority Limited, has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which it appears.

     (b) Dresdner Kleinwort Benson, which is regulated by The Securities and Futures Authority Limited, has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which it appears.

     (c) PricewaterhouseCoopers have given and have not withdrawn their written consent to the inclusion in Part III of this document of their letter and of references to their name in the form and context in which it appears.

7.   Documents available for inspection

     Copies of the following  documents will be available for inspection  during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD up to and including 22 April, 1999:

     (a)  the Memorandum and Articles of Association of the Company;

     (b)  the material contracts referred to in paragraph 5 above;

     (c)  the service contracts referred to in paragraph 3.4 above;

     (d) the proxy statement addressed to NEES Shareholders referred to on page 7 of this document;

     (e) the letter from PricewaterhouseCoopers set out in Part III of this document;

     (f) the consolidated audited accounts of National Grid Group for the two financial years ended 31 March, 1998 including all notes, reports or information required by the Act and the unaudited interim financial statements of National Grid Group for the six months ended 30 September, 1998;

     (g) the consolidated audited accounts of NEES Group for the two financial years ended 31 December, 1998; and

     (h)  the letters of consent referred to in paragraph 6.2 above.

                                   DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Act"                               the Companies Act 1985, as amended

"Acquisition"                       the proposed acquisition of NEES by
                                    National Grid pursuant to the Merger
                                    Agreement

"Completion"                        the  closing  of the  Acquisition  following
                                    satisfaction  or  waiver  of the  conditions
                                    attaching to the  Acquisition and the filing
                                    of  a   certificate   of  merger   with  the
                                    Secretary of State for the Commonwealth of Massachusetts

"Directors" or "Board"              the directors of National Grid listed in
                                    paragraph 3.1 of Part VI of this document

"Dresdner Kleinwort Benson"         Kleinwort Benson Limited

"Extraordinary General Meeting"     the extraordinary general meeting of
                                    National Grid convened for 10.00 a.m.

or "EGM" on 22 April, 1999, notice of which is set out at the end of this document

"Energis"                           Energis plc, an associate of National Grid
                                    involved in the provision of
                                    telecommunications services

"EUA"                               Eastern Utilities Associates

"EUA Acquisition"                   the proposed acquisition of EUA by NEES

"Form of Proxy"                     the form of proxy for use at the
                                    Extraordinary General Meeting, accompanying this document

"GAAP"                              Generally Accepted Accounting Principles

"HSBC"                              HSBC Investment Bank plc

"Merger Agreement"                  the Agreement and Plan of Merger dated 11
                                    December, 1998, entered into between
                                    National Grid, NGG Holdings and NEES

"MW"                                megawatt

"National Grid" or "Company"        The National Grid Group plc

"National Grid Group"               National Grid and its subsidiaries and
                                    "member of National Grid Group" shall be construed accordingly

"National Grid Shareholders"        holders of National Grid Shares

"National Grid Shares"              ordinary shares of 1113/17p each in the
                                    capital of National Grid

"NEES"                              New England Electric System

"NEES Group"                        NEES and its subsidiaries and "member of
                                    NEES Group" shall be construed accordingly

"NEES Shareholders"                 holders of NEES Shares

"NEES Shares"                       common shares of NEES

"NGC"                               The National Grid Company plc, a
                                    wholly-owned subsidiary of National Grid

"NGG Holdings"                      NGG Holdings LLC, an indirect wholly-owned
                                    subsidiary of National Grid,
                                    formerly named Iosta LLC

"OFFER"                             the Office of Electricity Regulation

"Rothschild"                        N M Rothschild & Sons Limited and
                                    Rothschild Inc.

"SEC"                               the US Securities and Exchange Commission

"Share Option Schemes"              the NGC Savings Related Share Option
                                    Scheme, the NGC Executive Share Option
                                    Scheme, the NGC Trust Scheme, the NGC
                                    Share Matching Scheme and the PSB
                                    Scheme

"UK"                                the United Kingdom of Great Britain and
                                    Northern Ireland

"US" the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction

"$"                                 US dollar

Save for the statement of indebtedness set out in Part IV of this document, amounts converted from US dollars to pounds sterling have been calculated at an exchange rate of $1.63: (pound) 1.00, being the rate prevailing on 25 March, 1999 (the latest practicable date prior to publication of this document).

                           The National Grid Group plc
                     Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the International Convention Centre, Broad Street, Birmingham B1 2EA on 22 April, 1999 at 10.00 a.m. for the purposes of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution:

THAT the acquisition of New England Electric System by the Company (whether or not through a subsidiary of the Company) as described in the circular to shareholders dated 31 March, 1999 be and it is hereby approved and that the Directors or a Committee of the Directors be and they are hereby authorised to complete the same with such modifications, variations, amendments or revisions as they think fit provided such modifications, variations, amendments or revisions are not of a material nature.

                             On behalf of the Board          Registered Office:
                                     Fiona B Smith          National Grid House
               Company Secretary and General Counsel          Kirby Corner Road
                                       31 March, 1999          Coventry CV4 8JY
                                                          Registered in England
                                                          and Wales No. 2367004

Notes:

1. A member (shareholder) of the Company who is entitled to attend and vote at the Extraordinary General Meeting ("EGM") but is unable to be present in person is entitled to appoint a proxy or proxies to attend the EGM and, on a poll, to vote on his or her behalf. A Form of Proxy is enclosed with this document and instructions on how to fill in the Form of Proxy are set out at the end of this document.

2. As permitted by Regulation 34 of the Uncertificated Securities Regulations 1995, only those shareholders who are registered on the Company's share register at 6.00 p.m. on 20 April, 1999 shall be entitled to attend the EGM and to vote in respect of the number of shares registered in their names at that time. Changes to entries on the share register after 6.00 p.m. on 20 April, 1999 shall be disregarded in determining the rights of any person to attend and/or vote at the EGM.

How to fill in the Form of Proxy

If you cannot attend the EGM in person, you are entitled to appoint a proxy or proxies to attend the EGM and, in the event that a poll is called, to vote on your behalf. To appoint a proxy or proxies you must fill in the enclosed Form of Proxy, sign it and return it to our share registrars, Lloyds TSB Registrars, so that it is received no later than 10.00 a.m. on 20 April, 1999. If someone else signs the Form of Proxy on your behalf, their authority to do so must be returned with the Form of Proxy. If the appointer is a corporation, the Form of Proxy must be executed under its common seal or signed on its behalf by a duly appointed officer or attorney. The appropriate power of attorney or other authority or a notarially certified copy of such power (if any), should be returned with the Form of Proxy. In the case of joint shareholders, any one holder may sign the Form of Proxy. If more than one holder signs, only the vote of the first named on the Company's share register will be accepted. Any alterations to the Form of Proxy must be initialled.

Before filling in the Form of Proxy, please read the notes set out below.

What is a poll?

Votes on most resolutions at an EGM are decided on a show of hands in which each shareholder present is entitled to cast one vote irrespective of the number of shares he or she owns.


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However,  if a poll is called  in  accordance  with the  Company's  Articles  of
Association (a common situation being where the result of a show of hands is unclear), every shareholder of the Company (whether present in person at the EGM or represented by proxy) is entitled to cast a number of votes equal to the number of shares in the Company he or she owns.

Who can be appointed a proxy?

You can appoint anyone you like as your proxy or proxies: a proxy does not have to be a shareholder of the Company. If you wish, you can also appoint more than one proxy. However, you are responsible for ensuring that the person you appoint is able and willing to attend the EGM on your behalf. If your proxy does not attend the EGM, your vote will not be cast in the event of a poll. Unless you specifically nominate another person or persons to attend the EGM and vote on your behalf, the Chairman of the Meeting will be appointed as your proxy and will vote on your behalf according to your instructions.

If you wish to appoint as your proxy someone other than the Chairman, cross out the words "the Chairman of the Meeting or" on the Form of Proxy and write the full name(s) of your proxy or proxies in the space provided.

In what circumstances will a proxy be able to vote at the EGM?

Your proxy will be able to vote on your behalf on the resolution only if a poll is called on the resolution. Proxies cannot vote on a show of hands.

How do I instruct my proxy on how my votes should be cast?

The resolution to be proposed at the EGM is set out in full in the Notice of EGM on the preceding page. This resolution is described in abbreviated form on the Form of Proxy.

To instruct your proxy on how to vote on the resolution in the event that a poll is called, please tick the appropriate box against the resolution to show whether your proxy should vote "for" or "against".

Please note that if you do not give specific voting instructions on the resolution by placing a tick in the appropriate box, your proxy will be free to vote or abstain on the resolution as he or she thinks fit. Unless you specifically instruct otherwise, your proxy may also vote or abstain as he or she thinks fit on any other business (including any amendments to the resolution) which may properly come before the EGM.

What happens if I appoint a proxy, then decide to attend the EGM myself?

Even if you return a completed Form of Proxy, you will still be entitled to attend the EGM instead of your proxy and to participate in voting by show of hands or by poll if you so wish. In the event of a poll in which you vote in person, your proxy will be disregarded.


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